As filed with the Securities and Exchange Commission on September 29, 2010
1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	205	[X]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[X]
Amendment No.	207	[X]

TRUST FOR PROFESSIONAL MANAGERS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)
(Registrant's Telephone Number, including Area Code) (414) 287-3338

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:
Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box)

[ ] Immediately upon filing pursuant to Rule 485(b).
[X] on September 30, 2010 pursuant to Rule 485(b).
[ ] on (date) pursuant to Rule 485(a)(1).
[ ] 60 days after filing pursuant to Rule 485 (a)(1).
[ ] 75 days after filing pursuant to Rule 485 (a)(2).
[ ] on (date) pursuant to Rule 485(a)(2).

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.



Jensen Value Fund

J Shares - JNVSX
I Shares - JNVIX

Prospectus, September 30, 2010

As with all mutual funds, the Securities and

Exchange Commission has not approved or

disapproved these securities or determined if

this prospectus is adequate or complete.

It is a criminal offense to suggest otherwise.

Uncompromising Quality

PROSPECTUS
September 30, 2010
Class J Shares
Class I Shares
Jensen Value Fund

a series of Trust for Professional Managers (the "Trust")
615 East Michigan Street
Milwaukee, WI 53202
800-992-4144
www.jenseninvestment.com

TABLE OF CONTENTS

Jensen Value Fund

<hr>

SUMMARY SECTION – CLASS J SHARES

INVESTMENT OBJECTIVE

The objective of the Fund is long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Class J shares of the Fund.

Shareholder Fees *(fees paid directly from your investment)*	Class J
	None

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*	Class J
Management Fees	0.75%
Distribution and Shareholder Servicing (Rule 12b-1) Fees	0.25%
Other Expenses[1]	8.16%
Total Annual Fund Operating Expenses	9.16%
Fee Waiver/Expense Reimbursements	(7.91%)
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursements[2]	1.25%

[1] Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Jensen Investment Management, Inc. (the "Adviser"), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses do not exceed 1.25% of the Fund's average net assets attributable to Class J shares through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This waiver can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for management fees it waived and Fund expenses it paid.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$127	$541

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example affect the Fund's performance. For the period ended May 31, 2010, the Fund's portfolio turnover rate was 97.77% of the average value of its portfolio.

Table of Contents - Prospectus

PRINCIPAL INVESTMENT STRATEGIES

To achieve its objective, the Fund invests in equity securities of companies that satisfy the investment criteria described below. These companies are selected from a universe of companies that have produced long-term records of persistently high returns on shareholder equity. In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a "return on equity" of 15% or greater in each of the last 10 years. Equity securities in which the Fund may invest as a principal strategy consist primarily of common stocks of U.S. companies, but may also include convertible preferred stock and convertible debt securities, securities of foreign companies and American depositary receipts ("ADRs") that are traded on a U.S. stock exchange.

The Fund's investment strategy is based on applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles. Underpinnings of the Adviser's investment philosophy are embedded in academic research, the Adviser's history as an investor, and extensive back-testing of the investment universe. The qualifying universe and the factors derived from the back-testing focus upon the long-term, past results of the companies and the expected long-term future results of their stocks. The factors employed reflect the consistency of a company's performance, its operating efficiency and the valuation of its stock.

The Fund will sell an investment when the Adviser's quarterly screening and ranking of all qualifying companies indicates that the company has dropped from the top third of the Fund's investment universe, subject to the portfolio's optimization to the Russell 3000 Value Index. A company will also be sold if its fundamentals deteriorate, lowering its "return on equity" below 15%.

The Fund strives to be fully invested at all times in publicly traded common stocks and other eligible equity securities issued by companies that meet the investment criteria described in this Prospectus. The Adviser may from time to time engage in active trading of the Fund's portfolio investments to achieve the Fund's investment objective.

PRINCIPAL RISKS OF INVESTING IN THE FUND

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. The principal risks of investing in this Fund are:

- **New Fund Risk**
  There can be no assurance that the Fund will grow to or maintain an economically viable size.

- **Stock Market Risk**
  The market value of stocks held by the Fund may decline over a short, or even an extended period of time, resulting in a decrease in the value of a shareholder's investment.

- **Management Risk**
  The quantitative process used by the Adviser to select securities for the Fund's investment portfolio may not prove effective in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund's investment objective will be achieved.

- **Company and Sector Risk**
  The Fund's investment strategy requires that a company selected for investment by the Fund must have attained, among other criteria, a return on equity of at least 15% per year for each of the prior 10 years. Because of the relatively limited number of companies that have achieved this strong level of consistent, long term business performance, the Fund at times is prohibited from investing in certain companies and sectors that may be experiencing a shorter-term period of robust earnings growth. As a result, the Fund's performance may trail the overall market over a short or extended period of time compared to what its performance may have been if the Fund was able to invest in such rapidly growing, non-qualifying companies.

Table of Contents - Prospectus

- **Preferred Stock Risk**

  Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

- **Convertible Securities Risk**

  A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

- **Foreign Securities Risk**

  Foreign securities and ADRs are subject to risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.

- **Large-Cap Company Risk**

  Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

- **Small-and Mid-Cap Company Risk**

  The securities of small-cap and mid-cap companies may be more volatile and less liquid than the securities of large-cap companies.

- **Portfolio Turnover Risk**

  The Fund may trade actively and therefore experience a portfolio turnover rate of over 100%. High portfolio turnover is likely to lead to increased Fund expenses, including brokerage commissions and other transaction costs. A high portfolio turnover rate may also result in higher more short-term and long-term capital gains taxable to shareholders and as ordinary income. High portfolio turnover, as a result, may lead to lower investment returns.

Investment Suitability

The Fund is designed for long-term investors who are willing to accept short-term market price fluctuations.

PERFORMANCE

Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

MANAGEMENT

Investment Adviser

Jensen Investment Management, Inc. is the Fund's investment adviser.

Portfolio Managers

The Fund is managed by the Adviser's investment committee, which is composed of: Robert F. Zagunis, chairman of the investment committee, and Vice President and Principal of the Adviser; Robert G. Millen, Vice President, Principal and Chairman of the Adviser; Eric H. Schoenstein, Director of Business Analysis, Vice President and Principal of the Adviser; Robert D. McIver, President and Principal of the Adviser; and Kurt M. Havnaer, Business Analyst of the Adviser. Each member of the investment committee has served as a portfolio manager of the Fund since its inception in March 2010.

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to "Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation" on page 7.

Table of Contents - Prospectus

3



SUMMARY SECTION – CLASS I SHARES

INVESTMENT OBJECTIVE

The objective of the Fund is long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold Class I shares of the Fund.

Shareholder Fees	Class I
(fees paid directly from your investment)	
	None

Annual Fund Operating Expenses	Class I
(expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Other Expenses[1]	10.14%
Shareholder Servicing Fees	0.10%
Total Annual Fund Operating Expenses	10.99%
Fee Waiver/Expense Reimbursements	(9.89%)
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursements [2]	1.10%

[1]   Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2]   Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Jensen Investment Management, Inc. (the "Adviser"), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses do not exceed 1.10% of the Fund's average net assets attributable to Class I shares through March 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This waiver can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for management fees it waived and Fund expenses it paid.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$112	$531

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example affect the Fund's performance. For the fiscal period ended May 31, 2010, the Fund's portfolio turnover rate was 97.77% of the average value of its portfolio.

Table of Contents - Prospectus

PRINCIPAL INVESTMENT STRATEGIES

To achieve its objective, the Fund invests in equity securities of companies that satisfy the investment criteria described below. These companies are selected from a universe of companies that have produced long-term records of persistently high returns on shareholder equity. In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a "return on equity" of 15% or greater in each of the last 10 years. Equity securities in which the Fund may invest as a principal strategy consist primarily of common stocks of U.S. companies, but may also include convertible preferred stock and convertible debt securities, securities of foreign companies and American depositary receipts ("ADRs") that are traded on a U.S. stock exchange.

The Fund's investment strategy is based on applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles. Underpinnings of the Adviser's investment philosophy are embedded in academic research, the Adviser's history as an investor, and extensive back-testing of the investment universe. The qualifying universe and the factors derived from the back-testing focus upon the long-term, past results of the companies and the expected long-term future results of their stocks. The factors employed reflect the consistency of a company's performance, its operating efficiency and the valuation of its stock.

The Fund will sell an investment when the Adviser's quarterly screening and ranking of all qualifying companies indicates that the company has dropped from the top third of the Fund's investment universe, subject to the portfolio's optimization to the Russell 3000 Value Index. A company will also be sold if its fundamentals deteriorate, lowering its "return on equity" below 15%.

The Fund strives to be fully invested at all times in publicly traded common stocks and other eligible equity securities issued by companies that meet the investment criteria described in this Prospectus. The Adviser may from time to time engage in active trading of the Fund's portfolio investments to achieve the Fund's investment objective.

PRINCIPAL RISKS OF INVESTING IN THE FUND

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. The principal risks of investing in this Fund are:

- **New Fund Risk**
  There can be no assurance that the Fund will grow to or maintain an economically viable size.

- **Stock Market Risk**
  The market value of stocks held by the Fund may decline over a short, or even an extended period of time, resulting in a decrease in the value of a shareholder's investment.

- **Management Risk**
  The quantitative process used by the Adviser to select securities for the Fund's investment portfolio may not prove effective in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund's investment objective will be achieved.

- **Company and Sector Risk**
  The Fund's investment strategy requires that a company selected for investment by the Fund must have attained, among other criteria, a return on equity of at least 15% per year for each of the prior 10 years. Because of the relatively limited number of companies that have achieved this strong level of consistent, long term business performance, the Fund at times is prohibited from investing in certain companies and sectors that may be experiencing a shorter-term period of robust earnings growth. As a result, the Fund's performance may trail the overall market over a short or extended period of time compared to what its performance may have been if the Fund was able to invest in such rapidly growing, non-qualifying companies.

Table of Contents - Prospectus

- **Preferred Stock Risk**

  Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

- **Convertible Securities Risk**

  A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

- **Foreign Securities Risk**

  Foreign securities and ADRs are subject to risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.

- **Large-Cap Company Risk**

  Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

- **Small-and Mid-Cap Company Risk**

  The securities of small-cap and mid-cap companies may be more volatile and less liquid than the securities of large-cap companies.

- **Portfolio Turnover Risk**

  The Fund may trade actively and therefore experience a portfolio turnover rate of over 100%. High portfolio turnover is likely to lead to increased Fund expenses, including brokerage commissions and other transaction costs. A high portfolio turnover rate may also result in more short-term capital gains taxable to shareholders as ordinary income. High portfolio turnover, as a result, may lead to lower investment returns.

Investment Suitability

The Fund is designed for long-term investors who are willing to accept short-term market price fluctuations.

PERFORMANCE

Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

MANAGEMENT

Investment Adviser

Jensen Investment Management, Inc. is the Fund's investment adviser.

Portfolio Managers

The Fund is managed by the Adviser's investment committee, which is composed of: Robert F. Zagunis, chairman of the investment committee, and Vice President and Principal of the Adviser; Robert G. Millen, Vice President, Principal and Chairman of the Adviser; Eric H. Schoenstein, Director of Business Analysis, Vice President and Principal of the Adviser; Robert D. McIver, President and Principal of the Adviser; and Kurt M. Havnaer, Business Analyst of the Adviser. Each member of the investment committee has served as a portfolio manager of the Fund since its inception in March 2010.

For important information about the purchase and sale of Fund shares, tax information and financial intermediary compensation, please turn to "Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation" on page 7.

Table of Contents - Prospectus

PURCHASE AND SALE OF FUND SHARES, TAXES AND
FINANCIAL INTERMEDIARY COMPENSATION

PURCHASE AND SALE OF FUND SHARES

You may conduct transactions by mail (Jensen Value Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (for overnight or express mail)), or by telephone at 800-992-4144. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial amount of investment in Class J shares of the Fund is $2,500 and Class I shares of the Fund is $1,000,000. Subsequent investments in Class J and Class I shares may be made with a minimum investment amount of $100.

TAX INFORMATION

The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
STRATEGIES AND PRINCIPAL RISKS

INVESTMENT OBJECTIVE

The Fund's investment objective is long-term capital appreciation. The Fund's investment objective is not a fundamental policy and may be changed by the Board of Trustees without shareholder approval upon 60 days' written notice.

PRINCIPAL INVESTMENT STRATEGIES

The Fund's approach to investing focuses on those companies with a record of achieving a high level of business performance over the long term and which are, in the opinion of the Adviser, well positioned to continue to do so.

Investment Process

To achieve the Fund's objective of long-term capital appreciation, the Fund invests primarily in the common stocks of companies selected according to the specific criteria established by the Adviser and described more fully below.

The Adviser selects investments for the Fund from a universe of companies that have produced long-term records of persistently high returns on shareholder equity. The Fund's investment strategy is based on applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles. Underpinnings of the philosophy are embedded in academic research, the Adviser's history as an investor and extensive back-testing of the Fund's investment universe. The qualifying universe and the factors derived from the back-testing focus upon the long-term, past results of the companies and the expected long-term future results of their stocks.

The Fund's strategy employs a multi-step process that defines the Fund's investable universe of high-quality companies by seeking from the universe of all U.S. companies with a market capitalization of $1 billion or more only those companies that have demonstrated strong business performance in each of the last ten years, as evidenced by a "return on equity" of 15% or greater in each year. The Adviser then applies a multi-factor model on a quarterly basis, with the greatest emphasis being placed upon valuation, leading to a ranking of all universe companies. Factors utilized are based upon business fundamentals, not technical characteristics or price momentum. The factors employed reflect the consistency of a company's performance, its operating efficiency and the valuation of its stock.

Table of Contents - Prospectus

The Fund invests in companies from the most highly ranked third of the investment universe derived from this quantitative process, subject to optimization. Conversely, the Fund sells a security if the company drops from the top third of the Fund's investment universe, subject to optimization. The decisions to buy and sell securities are based on the quarterly process of screening and ranking all qualifying companies, subject to the top third's optimization to the Russell 3000 Value Index. A company will also be sold if its fundamentals deteriorate, lowering its "return on equity" below 15%.

The Fund's Portfolio Securities

The Fund may invest in any of the securities set forth below, referred to as eligible equity securities, issued by companies that meet the Fund's investment criteria at the time the Fund purchases the security.

- Voting common stock that is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed on a major U.S. stock exchange, including the New York Stock Exchange (the "NYSE") and the NASDAQ® Stock Market ("NASDAQ").

- Publicly traded master limited partnerships ("MLPs") that are organized under the Exchange Act and listed on a major U.S. stock exchange (as a non-principal strategy).

- Convertible debt securities and convertible preferred stock listed on a major U.S. stock exchange, including the NYSE and the NASDAQ, if the holder has the right to convert the debt securities or preferred stock into common stock that satisfies all the requirements above.

- ADRs for the common stock of foreign corporations, if the ADRs are issued in sponsored programs, registered under the Exchange Act and listed on a major U.S. stock exchange, including the NYSE and the NASDAQ. ADRs are receipts issued by domestic banks or trust companies that represent the deposit of a security of a foreign issuer and are publicly traded in the U.S.

- The Fund may invest in securities that are issued by foreign companies if the securities qualify as eligible equity securities and if the issuer meets the Fund's investment criteria described above. There are no restrictions on the amount of securities of foreign issuers that it may own. The Fund, however, does not expect securities of foreign issuers to comprise a significant amount of the Fund's total assets.

The Fund's portfolio turnover rate is governed by its investment policy, which requires the Fund to sell a security if it drops from the top third of the quarterly ranking of its investment universe. The Fund is subject to some restrictions governing the percentage of its assets that may be invested in the securities of any one company. See "Fundamental Investment Restrictions," "Portfolio Turnover" and "Tax Status of the Fund" in the Fund's Statement of Additional Information ("SAI") for more information on the Fund's investment policies and restrictions.

The Fund's Other Investments

As a non-principal strategy, the Fund may also invest in cash or cash equivalents. Some of these short-term instruments include:

- Cash held by the Fund's custodian, U.S. Bank, N.A.;
- Money market mutual funds;
- FDIC-insured bank deposits;
- United States Treasury bills;
- Commercial paper rated A-1 by Standard and Poor's Corporation ("S&P") or Prime-1 by Moody's Investor Services, Inc. ("Moody's");
- Demand notes of companies whose commercial paper receives the same ratings listed above by S&P or Moody's;
- Institutional-grade paper maturing at 13 months or less; and
- U.S. government agency discount notes.

Implementation of Investment Objective and Strategies

The Fund has developed an extensive quality control program to ensure that the Fund's investment strategy, research process and administration are implemented properly. The objectives of this program are to ensure that:

- The Fund's investment strategy is applied consistently over time;
- The objective investment criteria are applied on a uniform basis; and
- Management focuses at all times on the best interests of the shareholders of the Fund.

The Fund's investment strategy has been blended with certain administrative policies to accomplish its investment objective. The Fund has:

- Established an investment team to execute the investment discipline;
- Objectively defined the Fund's research process, so that every security in the Fund's portfolio has met specific objective and analytical tests;
- Defined the Fund's trading policy to ensure that the Fund (a) purchases only eligible equity securities issued by companies that meet the Fund's investment criteria and (b) makes changes to its portfolio only when determined by the Fund's investment discipline; and
- Established investment policies that prohibit the Fund from trading on margin, lending securities, selling short, or trading in futures or options.

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes, the Adviser may invest up to 100% of the Fund's total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' management fees and operational expenses.

For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested.

These measures are in addition to those required by the Investment Company Act of 1940, as amended (the "1940 Act"). See the SAI for more information on compliance with the 1940 Act.

PRINCIPAL RISKS

Stock Market Risk

Because the Fund invests in common stock, the Fund is subject to the risk that the market value of its securities may decrease over a short or extended period of time. The prices of equity securities may change, sometimes rapidly and unpredictably, in response to many different factors such as general economic conditions, interest rates, the historical and prospective financial performance of a company, the value of it assets, and investor sentiment and perception of a company. In addition, particular sectors of the stock market may underperform or outperform the market as a whole, and the value of an individual security held by the Fund may be more volatile than the market as a whole.

Management Risk

The quantitative process used by the Adviser to select securities for investment may not prove effective in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund's investment objective will be achieved.

Table of Contents - Prospectus

New Fund Risk

There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. Liquidation can be initiated without shareholder approval by the Board of Trustees if it determines it is in the best interest of shareholders. As a result, the timing of any liquidation may not be favorable to certain individual shareholders.

Company and Sector Risk

The Fund's principal investment strategies require that a company selected for investment must, among other criteria and in the determination of the Adviser, have attained a return on equity of at least 15% per year for each of the prior 10 years. Due to the relatively limited number of companies that meet this investment criteria and thereby qualify for investment consideration, at times the Fund is prohibited from investing in certain companies and sectors that are experiencing a shorter-term period of robust earnings growth because they have not attained the high level of consistent, long-term business performance that is required for investment consideration by the Fund. As a result, the Fund's performance may trail the overall market over a short or extended period of time compared to what its performance may have been if the Fund was able to invest in such rapidly growing, non-qualifying companies.

Preferred Stock Risk

A preferred stock is a blend of the characteristics of a bond and common stock. It may offer the higher yield of a bond and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited. Preferred stock has preference over common stock in the receipt of dividends or in any residual assets after payment to creditors should the issuer be dissolved. Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or passed by the issuer.

Convertible Securities Risk

A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. Convertible securities are senior to common stock in an issuer's capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security's underlying common stock.

Large-Cap Company Risk

Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

Small- and Mid-Cap Company Risk

Generally, small- and mid-cap, and less seasoned companies, have more potential growth than large-cap companies. They also often involve greater risk than large-cap companies, and these risks are passed on to the Fund. Small- and mid-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies, making them less liquid than other securities. Small- and mid-cap company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks. Because of this, if the Fund wants to sell a large quantity of a small- and mid-cap company's stock, it may have to sell at a lower price than the Adviser might prefer, or it may have to sell in smaller than desired quantities over a period of time. An investment in a fund that is subject to these risks may be more suitable for long-term investors who are willing to bear the risk of these fluctuations.

International Risk, Foreign Securities and ADRs

Although all of the Fund's portfolio securities must be listed on U.S. stock exchanges, including the NYSE and the NASDAQ, the Fund may invest in certain foreign securities and ADRs. The Fund also invests in domestic companies that engage in significant foreign business. See "Principal Investment Strategies—The Fund's Portfolio Securities," above. These investments involve certain risks, such as:

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- Political or economic instability in the country where the company is headquartered or doing business;
- Fluctuations in the relative rates of exchange between the currencies of different nations;
- The difficulty of predicting international trade patterns; and
- The possibility of imposition of exchange control regulations.

These securities may also be subject to greater fluctuations in price. With respect to certain foreign countries, there also is a possibility of expropriation, nationalization, confiscatory taxation, political, economic or social instability and diplomatic developments that could affect investments in those countries. Additional information relating to ADRs is set forth in the SAI.

MANAGEMENT OF THE FUND

INVESTMENT ADVISER

The Adviser, Jensen Investment Management, Inc., is located at 5300 Meadows Road, Suite 250, Lake Oswego, Oregon 97035-8234. The investments and business operations of the Fund are managed by the Adviser subject to oversight by the Board of Trustees. The Adviser is also responsible for selecting brokers and dealers to execute the Fund's portfolio transactions.

Fund Expenses. The Fund is responsible for its own operating expenses. Pursuant to an operating expense limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that the total amount of Fund operating expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) does not exceed 1.25% and 1.10% for Class J shares and Class I shares, respectively, of the average net assets of the Fund for an initial three-year term ending March 31, 2013, and subject to annual re-approval of the agreement by the Board of Trustees thereafter. Any waiver in management fees or payment of expenses made by the Adviser may be reimbursed by the Fund in subsequent years if the Adviser so requests. This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years. Any such reimbursement will be reviewed and approved by the Board of Trustees. The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses. In addition, any such reimbursement from the Fund to the Adviser will be subject to the applicable limitation on the Fund's expenses. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.

A discussion regarding the basis of the approval by the Board of Trustees of the Fund's investment advisory agreement with the Adviser is included in the Fund's annual report to shareholders dated May 31, 2010.

PORTFOLIO MANAGERS

The Fund is managed by a team composed of the Adviser's investment committee, which is responsible for all the Fund's investment decisions. All members share equal responsibility in managing the Fund and making decisions regarding the Fund's investments. The investment committee is composed of Robert F. Zagunis, Robert G. Millen, Eric H. Schoenstein, Robert D. McIver and Kurt M. Havnaer.

Robert F. Zagunis has been employed as Vice President and has been a Principal of the Adviser since January 1993. Mr. Zagunis is chairman of the investment committee. He has over 27 years of experience in the financial industry. He was manager of the Portland business-banking group for The Bank of California from 1987 to 1993. Prior to that, he held several senior lending and management responsibilities in the Corporate Banking Division of First National Bank of Oregon spanning a decade. Among other community activities, he served as chair of the Finance committee of the Oregon Economic Development Department.

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Robert G. Millen has been employed as Vice President and has been a Principal of the Adviser since July 2000 and has been Chairman of the Adviser since February 2007. Mr. Millen has over 36 years of experience in banking and financial services, having served as Vice President of Principal Financial Group, from 1997 to June 2000. Prior to that, he was the Financial Group Vice President from 1990 to 1997 for Wellmark Inc., a managed health care and financial services company. Mr. Millen's other professional experience includes serving as President of First Interstate Bank N.A. and senior management positions at Norwest Bank N.A., both in Des Moines, Iowa. Mr. Millen will be retiring from the Adviser in February 2011.

Eric H. Schoenstein was appointed Director of Business Analysis of the Adviser in September 2002. Mr. Schoenstein, a Vice President of the Adviser, has been a Principal of the Adviser since 2003 and has over 20 years of accounting and business analysis experience. He spent nearly 14 years with Arthur Andersen LLP, having served as a Senior Audit Manager providing a wide variety of services to clients in both the public and private sectors, primarily in the manufacturing, transportation and wholesale and retail distribution industries.

Robert D. McIver was appointed President of the Adviser in February 2007, and joined the Adviser in September 2004 as Director of Operations and Portfolio Manager. Mr. McIver, a Principal of the Adviser since 2005, has over 19 years of experience in the banking and investment management business, including 10 years with Schroder Investment Management in London and two additional years with Schroder & Co. Trust Bank where he served as Chief Investment Officer, Latin America. More recently, he managed two private property management and resort companies in British Columbia, Canada from 2001 – 2004. Mr. McIver is a Fellow of the United Kingdom's Securities Institute.

Kurt M. Havnaer has been employed as a Business Analyst of the Adviser since December 2005. Mr. Havnaer has over 18 years of experience in the investment management industry. Prior to joining the Adviser, he spent nine years at Columbia Management Advisors as a high yield analyst and co-portfolio manager. Prior to that, Mr. Havnaer was a portfolio manager, analyst and trader at Safeco Asset Management.

The Adviser also serves as investment adviser to individual and institutional accounts, as well as The Jensen Portfolio, Inc., an open-end mutual fund, and was managing assets totaling approximately $3.7 billion at August 31, 2010. For its services to the Fund, the Adviser receives an annual investment advisory fee paid by the Fund equal to 0.75% of the Fund's average daily net assets. The SAI provides additional information about the investment team's compensation, other accounts managed by each member of the investment team and each member's ownership of securities in the Fund.

PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

The Fund recently commenced operations and, as a result, has only a limited prior performance history. The table below provides some indication of the risks of investing in the Fund by showing changes in the performance of the Jensen Value Equity Composite (the "Composite") and by comparing its performance with a broad measure of market performance. The performance shown is the performance of all the Adviser's fully discretionary private accounts managed using investment strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Fund. The Composite has been managed by the Fund's portfolio managers since its inception in January 2008. The Fund's performance may not correspond with the performance of the discretionary private account comprising the Composite. The Account included in the Composite has substantially similar investment objectives, policies and strategies to those of the Fund.

The Composite returns were prepared by the Adviser. The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the account, and includes reinvested dividends. The private account comprising the Composite is subject to a lower management fee than is paid by the Fund. If the private account comprising the Composite had been subject to the same fees and expenses as the Fund, the performance of the Composite would have been lower. You should note that once the Fund has a performance history, it will compute and disclose its average annual total return using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composite. The performance of the Composite may have been lower had it been calculated using the standard formula promulgated by the SEC. The private account comprising the Composite is not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended (the "Code"). Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of the Composite. Past performance of the Composite is not necessarily indicative of the Fund's future results.

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Jensen Value Fund

The performance data set forth below is for the Composite and is not the performance results of the Fund. This performance data should not be considered indicative of the Fund's future performance.

Average Annual Total Returns of the Jensen Value Equity Composite for the Periods Ending December 31, 2009

	One Year	Since Inception (January 1, 2008)
Composite	34.99%	5.56%
Russell 3000 Value Index	19.76%	-12.62%

SHAREHOLDER INFORMATION

PRICING OF FUND SHARES

The price of each class of Fund shares is its net asset value ("NAV") per share. The NAV per share of each class of shares is calculated at the close of regular trading hours of the NYSE (generally 4:00 p.m., Eastern time) each day the NYSE is open. Your purchase and redemption requests are priced at the next NAV calculated after receipt of a properly completed purchase or redemption order. The NAV per share for each class is calculated by dividing the total value of the Fund's securities and other assets that are allocated to the class, less the liabilities allocated to that class, by the total number of shares outstanding for the class. Due to the fact that different expenses are charged to the Class J and Class I shares, the NAVs of the different classes of the Fund may vary.

The Fund uses the following methods to value securities held in its portfolio:

- Securities listed on the U.S. stock exchanges, including the NYSE and the NASDAQ are valued at the last sale price on such market, or if such a price is lacking for the trading period immediately preceding the time of determination, such securities are valued at the mean between the bid and asked prices on such day;
- Securities that are traded in the over-the-counter market are valued at the mean between the bid and asked prices on such day;
- Short-term money market securities maturing within 60 days are valued on the amortized cost basis; and
- Securities for which market quotations are not readily available shall be valued at their fair value as determined in good faith by or under the direction of the Board of Trustees.

The market value of the securities in the Fund's portfolio changes daily and the NAV of each class of Fund shares changes accordingly.

FAIR VALUE PRICING

The Fund normally invests in common stock of domestic issuers listed on U.S. stock exchanges, including the NYSE or the NASDAQ, the substantial majority of which are mid capitalization, liquid securities. Nonetheless, these securities may at times not have market quotations readily available, including, but not limited to, such instances where the market quotation for a security has become stale, sales of a security have been infrequent, or where there is a thin market in the security. To address these situations, the Board of Trustees has adopted and approved a fair value pricing policy for the Fund. When a security is fair valued, it is priced at the amount that the owner of the security might reasonably expect to receive upon its current sale.

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time the Fund's NAV per share is calculated (such as a significant surge or decline in the U.S. or other markets), often will result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV per share.

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Because fair value pricing is subjective in nature, there can be no assurance that the Fund could purchase or sell a portfolio security at the price used to calculate the Fund's NAV per share. There can be significant deviations between a fair value price at which a portfolio security is being carried and the price at which it is purchased or sold. Furthermore, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued using market quotations.

The Board of Trustees reviews the fair value pricing policy periodically. See the SAI for more information about the pricing of the Fund's shares.

HOW TO PURCHASE SHARES

Class J shares of the Fund are available to retail investors. Only investors who are willing to make a significant initial investment, and employees of the Adviser, may purchase Class I shares of the Fund directly from the Fund. Shares of the Fund are sold at the NAV per share, which means that you pay no sales charges or commissions when you purchase shares. Your share price will be the next NAV calculated after the Fund receives your request in good order. Forms are available by request and at www.jenseninvestment.com.

In compliance with the USA Patriot Act of 2001 (the "Patriot Act"), please note that U.S. Bancorp Fund Services, LLC ("USBFS"), the transfer agent for the Fund, will verify certain information on your account application as part of the Fund's anti-money laundering program. As requested on the application, you must supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Please contact the transfer agent at 800-992-4144 if you need additional assistance when completing your account application.

If we cannot confirm your identity through reasonable means, your account will be rejected or you will not be allowed to perform a transaction on the account until such information is received. The Fund also reserves the right to close the account within five business days if clarifying information or documentation is not received.

When making a purchase request, make sure your request is in good order. "Good order" means your purchase request includes:

- The *name* of the Fund and class of shares you are investing in;
- The *dollar* amount of shares to be purchased;
- Account application form or investment stub; and
- Check payable to "Jensen Value Fund."

Share Classes and Minimum Investments

Class J shares are available to retail investors and assessed a combined distribution and shareholder servicing fee of 0.25% per year of the Fund's average daily net assets for Class J shares. Class I shares are available to institutions and individuals willing to make a significant initial investment, and to employees of the Adviser. Class I shares are assessed a shareholder servicing fee not to exceed 0.10% per year of the Fund's average daily net assets for Class I shares. Class I shares are not subject to any distribution fees.

Except as described in this section, the minimum investment amount for each class of Fund shares is as follows:

	Initial Investment	Subsequent Investment
Class J	$2,500	$100
Class I	$1,000,000	$100

Employees of the Adviser may purchase Class I shares and are not subject to any minimum initial investment amount. Subsequent investments by employees of the Adviser are subject to the $100 minimum described above.

If you purchase through a financial intermediary, you may purchase in lesser amounts, subject to minimums imposed by the financial intermediary.

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Financial Intermediaries

You may also purchase shares of the Fund through a third-party financial intermediary, such as a broker-dealer, financial institution or other financial service firm. When you purchase shares of the Fund through a financial intermediary, the financial intermediary may be listed as the shareholder of record of the shares. In addition, a financial intermediary may use procedures and impose restrictions that are different from those applicable to shareholders that invest in the Fund directly.

The price per share you will receive will be the NAV next computed after your request is received in good order by the financial intermediary.

If you intend to invest in the Fund through a financial intermediary, you should read the program materials provided by the financial intermediary as a supplement to this Prospectus. Financial intermediaries may charge you transaction-based fees or other charges for the services they provide to you. These charges are retained by the financial intermediary and are not paid to the Fund or the Adviser.

Buying Shares by Mail

Complete an application and send it to the address below, with a check for at least the minimum amount and made payable to "Jensen Value Fund":

By Mail:	**By Overnight or Express Mail:**
Jensen Value Fund	Jensen Value Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
PO Box 701	615 East Michigan Street
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will not accept third-party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares. The Fund is unable to accept post-dated checks, post dated on-line bill pay checks, or any conditional order or payment. All purchases must be in U.S. dollars drawn on a domestic financial institution.

NOTE: USBFS will charge your account a $25 fee for any payment returned. In addition, you will be responsible for any losses suffered by the Fund as a result.

Buying Shares by Wire

If you are making an initial investment in the Fund by wire transfer, please contact the Fund by phone before you wire funds to make arrangements with a telephone service representative to submit your completed application via mail, overnight delivery or facsimile. Upon receipt of your application, your account will be established and within 24 hours a service representative will provide you with an account number and wiring instructions. You may then contact your bank to wire funds according to the instructions you were given. Your purchase will be placed as of the date the funds are received provided the funds are received before the close of the market. If the funds are received after the close of the market, your shares will be purchased using the next business day's closing NAV.

For subsequent investments by wire, please contact the transfer agent at 800-992-4144 prior to sending your wire. This will alert the Fund to your intention and will ensure proper credit when your wire is received. Instruct your bank to wire transfer your investment to:

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Jensen Value Fund

U.S. Bank, N.A.
777 E. Wisconsin Ave
Milwaukee, Wisconsin 53202
ABA Number: 075000022
For credit to U.S. Bancorp Fund Services, LLC
Account Number 112-952-137
Further credit to: Jensen Value Fund
               Shareholder account name and account number

Buying Shares by Telephone

If you have established bank instructions on your account and have not declined telephone transaction privileges on your New Account Application Form, you may purchase additional shares of the Fund, in amounts of $100 or more, by telephoning USBFS toll free at 800-992-4144. This option allows you to move money from your bank account to the Fund account upon request. Only bank accounts held at domestic financial institutions that are Automated Clearing House ("ACH") members may be used for telephone transactions. Shares will be purchased in your account at the NAV determined on the day of your order, as long as your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time). If your payment is rejected by your bank, the transfer agent will charge your account a $25 fee. In addition to the fee, you will also be responsible for any resulting loss incurred by the Fund.

Automatic Investment Program (Class J shares only)

You may purchase Class J shares automatically from your bank under the automatic investment program, which allows monies to be transferred directly from your checking or savings account to invest in Class J shares.

- Purchases may be made on a monthly basis.
- To be eligible, your account must be maintained at a domestic financial institution that is an ACH member.
- You may sign up for the automatic investment program by completing an application form.
- Minimum initial investment is $100 (for automatic investment program only).
- Minimum subsequent investment is $100.

Please call our shareholder services at 800-992-4144 for more information about participating in the program. USBFS will charge your account a $25 fee for any ACH payment that is not honored.

Anti-Money Laundering Program

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Patriot Act and related anti-money laundering laws and regulations. To ensure compliance with these laws, the Account Application asks for, among other things, the following information for all "customers" seeking to open an "account" (as those terms are defined in rules adopted pursuant to the Patriot Act):

- full name;
- date of birth (individuals only);
- Social Security or taxpayer identification number; and
- permanent street address (a P.O. Box alone is not acceptable).

Accounts opened by entities, such as corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information listed above is missing, your Account Application will be returned and your account will not be opened. In compliance with the Patriot Act and other applicable anti-money laundering laws and regulations, the transfer agent will verify the information on your application as part of the Program. The Fund reserves the right to request additional clarifying information and may close your account and redeem your shares at the next computed NAV if such clarifying information is not received by the Fund within a reasonable time of the request or if the Fund cannot form a reasonable belief as to the true identity of a customer. If you require additional assistance when completing your application, please contact the transfer agent at 800-992-4144.

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16

Choosing a Distribution Option
When you complete your account application, you may choose from four distribution options.

1.   You may invest all net investment income distributions and net capital gains distributions in additional shares of the Fund. This option is assigned automatically if no other choice is made.
2.   You may elect to receive net investment income distributions and net capital gains distributions in cash.
3.   You may elect to receive net investment income distributions in cash and to reinvest net capital gains distributions in additional shares of the Fund.
4.   You may elect to invest net investment income distributions in additional shares of the Fund and receive net capital gains distributions in cash.

If you elect to receive distributions by check and the post office cannot deliver such check, or if such check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your account at the Fund's then current NAV per share and to reinvest all subsequent distributions in shares of the Fund until an updated address is received. You may change your election at any time. Your request for a change must be received in writing by USBFS at least five (5) days prior to the record date for the distribution for which a change is requested.

Retirement Plans
Tax-deferred retirement plans including IRAs, Keogh plan accounts, SEP accounts and other ERISA-qualified plans may invest in the Fund, subject to the other requirements of the Fund. If a plan has already been established with a custodian or trustee, the plan may purchase shares of the Fund in the same manner as any other shareholder, subject to any special charges imposed by the plan's custodian or trustee.

If you want to establish an IRA naming USBFS as custodian, please call our shareholder services at 800-992-4144 for information and forms.

Additional Purchase Information
The Fund reserves the right to reject your purchase order and suspend the offering of the Fund's shares to you if management determines the rejection or suspension is in the best interests of the Fund.

Shares of the Fund have not been registered for sale outside of the U.S., Puerto Rico and the U.S. Virgin Islands. The Fund generally does not sell shares to investors residing outside the U.S., even if they are U.S. citizens or lawful permanent residents, except with respect to investors with U.S. military APO or FPO addresses.

Stock Certificates
The issuance of Fund shares is recorded on the books of the Fund in full and fractional shares carried to the third decimal place. For investor convenience and to avoid additional operating costs, the Fund does not expect to issue share certificates.

Exchanging Shares
You may exchange all or a portion of your investment from the Fund to the same share class of any other mutual fund managed by the Adviser. Any new account established through an exchange will be subject to the minimum investment requirements described above. Exchanges will be executed on the basis of the relative NAV of the shares exchanged. An exchange is considered to be a sale of shares for federal income tax purposes which may result in a realized taxable gain or loss. Call the Fund (toll-free) at 800-992-4144 to learn more about exchanges.

The Fund and USBFS are available to assist you in opening accounts and when purchasing, exchanging or redeeming shares.

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Householding

In an effort to decrease costs, the Fund has reduced the number of duplicate prospectuses, annual and semi-annual reports you receive and sends only one copy of each of these documents to those addresses shared by two or more accounts. Call toll-free at 800-992-4144 to request individual copies of these documents or if your shares are held through a financial institution please contact them directly. The Fund will begin sending individual copies 30 days after receiving your request. This policy does not apply to account statements.

HOW TO REDEEM SHARES

You may redeem all or a portion of your shares on any business day the NYSE is open. Shares of the Fund are redeemed at the next NAV calculated after the Fund has received your redemption request in good order. Payment is typically made within one or two business days of receipt of a valid redemption request.

Redemption by Mail

You may mail your redemption request to:

By Mail:	By Overnight or Express Mail:
Jensen Value Fund	Jensen Value Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
PO Box 701	615 East Michigan Street
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

It is important that your redemption request be mailed to the correct address and be in good order. If a redemption request is inadvertently sent to the Fund at its corporate address, it will be forwarded to USBFS, but the effective date of the redemption will be delayed. No redemption will be made until a request is submitted in good order.

A redemption request is considered to be in "good order" if the following information is included:

- The *name* of the Fund and class of shares;
- The *dollar* amount or number of shares being redeemed;
- The account registration number; and
- The signatures of all registered shareholders as registered, providing a signature guarantee(s) if applicable (see "Signature Guarantee" below).

Redemption requests for accounts registered in the names of corporations, fiduciaries and institutions may require additional redemption documents, such as corporate resolutions, certificates of incumbency or copies of trust documents. Please contact USBFS if your account is registered in one of these categories.

IRA Redemption

If you are an IRA shareholder, you must indicate on your redemption request whether or not to withhold federal income tax. If your redemption request fails to make an indication, your redemption proceeds will be subject to withholding at a current withholding rate of 10%.

Redemption by Telephone

Unless you have declined telephone transaction privileges on your New Account Application Form, you may redeem shares in any amount not less than $100 and not more than $50,000, by instructing USBFS by phone at 800-992-4144. A signature guarantee, signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source will be required of all shareholders in order to change telephone redemption privileges. Once a telephone transaction has been placed, it cannot be canceled or modified.

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Note: Neither the Fund nor any of its service providers will be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine. To confirm that all telephone instructions are genuine, the Fund will use reasonable procedures, such as requesting:

- That you correctly state your Fund account number;
- The name in which your account is registered;
- The social security or tax identification number under which the account is registered; and
- The address of the account holder, as stated in the New Account Application Form.

Signature Guarantee
In addition to the requirements discussed above, a signature guarantee may be needed:

- If ownership is changed on your account;
- When redemption proceeds are payable or sent to any person, address or bank account not on record;
- If a change of address was received by the transfer agent within the last 30 days; or
- For redemptions over $50,000 from any shareholder account.

The Fund reserves the right to require a signature guarantee or other acceptable signature verification under other circumstances. Non-financial transactions including establishing or modifying certain services on an account may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source. Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program ("STAMP"). A notary public is not an acceptable signature guarantor.

Redemption-in-Kind
The Fund generally pays redemption proceeds in cash. However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund's remaining shareholders), the Fund may pay all or part of a shareholder's redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind).

Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the Fund's NAV, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the Fund's NAV in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

Redemption Price and Payment for Fund Shares
Redemption requests are processed at the NAV next computed after the transfer agent or other authorized agent receives a redemption request in good order (as defined above). If your redemption request is received by the transfer agent or other authorized agent in good order before the close of regular trading hours on the NYSE (generally 4:00 p.m., Eastern time), the request is effective on the day received. If your redemption request is received in good order after the close of regular trading hours on the NYSE, it is effective on the next business day.

Payment for your redeemed Fund shares will be mailed to you generally within one or two business days, but no later than the seventh day after your redemption request is received in good order by the transfer agent. However, if any portion of the shares to be redeemed represents an investment made by check, the Fund may delay the payment of the redemption proceeds until the transfer agent is reasonably satisfied that the check has been collected. This may take up to 12 calendar days from the date you purchased shares. You may avoid these delays by purchasing shares of the Fund by wire transfer. The Fund may, however, suspend your right of redemption or postpone the payment date at times when the NYSE is closed or during certain other periods as permitted under the federal securities laws.

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The Fund may be required to withhold a percentage for federal income tax (backup withholding) from distribution payments, and redemption proceeds if you do not provide a correct social security or tax identification number or the Internal Revenue Service ("IRS") notifies the Fund that you are subject to backup withholding. See "Distributions and Taxes" in this Prospectus for more information.

Your redemption payment will be mailed by check to the account name(s) and address exactly as registered. You may also request payment by wire transfer or electronic funds transfer through the ACH network to your predetermined bank account. There is no charge for redemption payments that are mailed or sent via ACH. ACH payments are usually available within two business days. Redemption payments sent by wire transfer must be at least $1,000, and the Fund's transfer agent currently charges $12 for each wire transfer which, for financial intermediaries, may be paid for by the Fund. Your bank may also impose an incoming wire charge. Wire fees are charged against the account only in the case of dollar specific redemptions. In the case of share specific or complete liquidation, fees are deducted from the redemption proceeds.

Redemptions at the Option of the Fund
In addition, the Fund may institute a policy whereby it automatically redeems shares if an account balance drops below a specified amount as a result of redemptions by the shareholder. If such a policy is instituted, the Fund may not implement such redemption if the decrease in the account balance was caused by any reason other than shareholder redemptions. As of the date of this Prospectus, the Fund had not instituted such a policy. However, the Trust's Declaration of Trust authorizes the Board of Trustees to institute such a policy if the board determines that such a policy is in the best interests of the Fund and its shareholders.

The Fund may require the redemption of shares if, in its opinion, such action would prevent the Fund from becoming a personal holding company, as defined in the Code.

Financial Intermediaries
If you purchased your shares of the Fund through a third-party financial intermediary, such as a broker-dealer, financial institution or other financial service firm, your redemption order must be placed through the same financial intermediary. A financial intermediary may use procedures and impose restrictions (and possibly charge fees) that are different from those applicable to shareholders who redeem directly from the Fund.

Market Timing
The Fund is designed for long-term investors. Investors who engage in frequent purchases and redemptions of Fund shares, referred to as "market timing," may dilute the value of Fund shares, interfere with the efficient management of the Fund's portfolio and increase the Fund's brokerage and administrative costs. The Board of Trustees has adopted a policy regarding such market timing. The Fund believes that its investment strategy is not attractive to market timing investors because its portfolio holdings are primarily of domestic issuers, which eliminates "time-zone arbitrage" that may be associated with funds that have significant holdings in foreign securities traded on foreign exchanges. As a result, the Fund does not currently impose any trading restrictions or redemption fees on Fund shareholders.

However, the Fund discourages market timing and monitors trading activity using a variety of techniques. These techniques are applied uniformly to all shareholders and may change from time to time as approved by the Board of Trustees.

In an effort to discourage market timing and minimize potential harm to the Fund and its shareholders, the Fund reserves the right to identify trading practices as abusive. The Fund reserves the right to reject your purchase order and suspend the offering of the Fund's shares to you if management determines that the rejection or suspension is in the best interests of the Fund.

Due to the complexity and subjectivity involved in identifying market timing and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund's efforts will identify all trades or trading practices that may be considered abusive. In particular, because the Fund receives purchase and sale orders through financial intermediaries that use omnibus accounts, the Fund cannot always detect market timing. As a consequence, the Fund's ability to monitor and discourage abusive trading practices in omnibus accounts of financial intermediaries may be limited.

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Additional Redemption Information

Neither the Fund, the Adviser nor the transfer agent will be liable for any loss, cost or expense of acting on written instructions believed by the party receiving the instructions to be genuine and in accordance with the procedures described in this Prospectus.

General Transaction Policies

The Fund reserves the right to:

- Vary or waive any minimum investment requirement.
- Redeem all shares in your account if your balance falls below the Fund's minimum for the applicable class of shares. If, within 60 days of the Fund's written request, you have not increased your account balance, you may be required to redeem your shares. The Fund will not require you to redeem shares if the value of your account drops below the investment minimum due to fluctuations of NAV.
- Delay paying redemption proceeds for up to seven days after receiving a request, if an earlier payment could adversely affect the Fund.
- Modify or terminate the Automatic Investment Plan at any time.

Your broker-dealer or other financial service firm may establish policies that differ from those of the Fund. For example, the financial service firm may charge transaction fees, set higher minimum investments, or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus. Contact your broker-dealer or other financial service firm for details.

DISTRIBUTION AND SERVICING OF SHARES

Distributor

Quasar Distributors, LLC ("Distributor"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202, serves as distributor and principal underwriter for the Fund's shares. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc.

Distribution and Shareholder Servicing Plan – Class J Shares

The Fund has implemented a Distribution and Shareholder Servicing Plan (the "12b-1 Plan") in accordance with Rule 12b-1 of the 1940 Act. The 12b-1 Plan allows the Fund to pay fees to financial intermediaries (including broker-dealers that sponsor mutual fund supermarket programs) and other service providers for the sale and distribution of Class J shares and for shareholder servicing and maintenance of shareholder accounts. The 12b-1 Plan authorizes and provides for payments of 0.25% per year of the Fund's average daily net assets for Class J shares for sale and distribution services and shareholder servicing. As these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

In addition, the Adviser may make substantial payments from its own resources, which include the investment advisory fees received from the Fund and other clients, to compensate those financial intermediaries (including broker-dealers that sponsor mutual fund supermarket programs) and other service providers that provide sale and distribution services and shareholder servicing to the Fund and charge a higher fee than the 0.25% paid by the Class J shares under the 12b-1 Plan. The portion of these fees that are not sub-transfer agency fees and which are in excess of 0.25% is paid by the Adviser and not by the Class J shares. The fee rates charged by these financial intermediaries vary. The SAI provides more information concerning payments to financial intermediaries. Investors should consult their financial intermediary regarding the amount and other details of the payments the financial intermediary receives for the services it provides to the Class J shares and other mutual funds available to the financial intermediary's customers. To the extent that these fees received by the financial intermediary for its services to the Fund, or other payments it receives for providing Fund marketing support, are higher than those paid by other mutual funds, it may create an incentive for the financial intermediary and its financial professionals to sell the Fund rather than other mutual funds.

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Shareholder Servicing Plan – Class I Shares

The Fund has implemented a Shareholder Servicing Plan (the "Shareholder Servicing Plan") on behalf of its Class I shares that allows the Fund to make payments to financial intermediaries and other service providers for Class I shareholders in return for shareholder servicing and maintenance of Class I shareholder accounts. These shareholder servicing and maintenance fees may not exceed 0.10% per year of the Fund's average daily net assets for Class I shares.

In addition, the Adviser may make payments from its own resources, which include the investment advisory fees received from the Fund and other clients, to compensate any financial intermediaries and other service providers that provide shareholder servicing to the Fund and charge a higher fee than the 0.10% paid by the Class I shares under the Shareholder Servicing Plan. Any portion of these fees in excess of 0.10% is paid by the Adviser and not by the Class I shares. The fee rates charged by these financial intermediaries vary. The SAI provides more information concerning payments to financial intermediaries. Investors should consult their financial intermediary regarding the details of the payments the financial intermediary receives for providing servicing for the Class I shares and other mutual funds. These payments made by the Fund to a financial intermediary may be higher than payments made for the same services by other mutual funds that are available to customers of the financial intermediary. In such case, the financial intermediary and its financial professionals may have an incentive to sell the Fund rather than other mutual funds that are available to the financial intermediary's customers.

Sub-Transfer Agency Fees – Class J Shares

The Fund makes payments to certain financial intermediaries who have chosen to maintain an "omnibus account" with the Fund, which is a single account in the Fund that contains the combined investment in Class J shares for all of a financial intermediary's customers. In turn, these financial intermediaries provide shareholder recordkeeping and servicing to their individual customers who are beneficial owners of the Fund via these omnibus accounts. These payments, commonly known as "sub-transfer agency fees," made by the Fund on behalf of its Class J shares to such financial intermediaries for the shareholder recordkeeping and servicing they provide to their individual customers who are indirect Fund shareholders approximate the fees that would be paid by the Fund to its transfer agent for maintaining and servicing these accounts if the financial intermediaries' customers were instead direct shareholders of the Fund.

DISTRIBUTIONS AND TAXES

The Fund declares and makes distributions from its net investment income on a quarterly basis and declares and distributes any net capital gain realized by the Fund at least on an annual basis. These distributions are paid in additional Fund shares unless the shareholder elects in writing to receive distributions in cash as described above in "How to Purchase Shares – Choosing a Distribution Option."

If you elect to receive distributions of net investment income and/or net capital gains paid in cash and the U.S. Postal Service is unable to deliver the check or a check remains outstanding for six months, the Fund reserves the right to reinvest the check in your account at the Fund's current NAV per share and reinvest all subsequent distributions in Fund shares.

The Fund will notify you following the end of each calendar year of the amounts of net investment income distributions and net capital gain distributions paid (or deemed paid) for the year.

The Fund intends to qualify at all times to be taxed as a regulated investment company ("RIC") under Subchapter M of the Code. By qualifying as a RIC and satisfying certain other requirements, the Fund will not be subject to federal income or excise taxes to the extent the Fund distributes its net investment income and realized net capital gains to its shareholders.

The taxation of distributions from the Fund is the same whether paid in cash or in additional shares. For federal income tax purposes, distributions of net investment company taxable income are taxable as ordinary income to the recipient shareholders, and distributions designated as the excess of net long-term capital gain over net short-term capital loss are generally taxable as long-term capital gains (currently at a maximum rate of 15%, but scheduled to increase to 20% in 2011) to the recipient shareholder regardless of the length of time that the shareholder held the Fund's shares. In the case of non-corporate shareholders, certain net investment company taxable income distributions may be designated by the Fund as "qualified dividend" income, currently taxable at long-term capital gain rates. A portion of any distribution properly designated as eligible for deduction by the Fund may be eligible for the dividends-received deduction in the case of corporate shareholders.

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You may also be subject to state or local taxes with respect to holding Fund shares or on distributions from the Fund. You are advised to consult your tax adviser with respect to state and local tax consequences of owning shares of the Fund.

Federal law requires the Fund to withhold a percentage of all distributions and redemption proceeds paid to shareholders that have not provided their correct taxpayer identification number or certified that withholding does not apply. Each prospective shareholder is asked to certify on its application to open an account that the social security number or other tax identification number provided is correct and that the prospective shareholder is not subject to a percentage backup withholding for previous under-reporting of income to the IRS. The Fund generally does not accept an application to open an account that does not comply with these requirements.

This tax discussion is only a brief summary of some of the important federal tax considerations generally affecting the Fund and its shareholders. There may be other federal, state or local tax considerations applicable to a particular shareholder. Prospective investors in the Fund are urged to consult their tax advisers prior to purchasing shares of the Fund.

CONFIRMATION AND STATEMENTS

The Fund's transfer agent, USBFS, will send you a statement of your account after every transaction affecting your share balance or account registration. Please allow seven to ten business days for the transfer agent to confirm your order. The transfer agent will send a quarterly account statement to you, regardless of whether you have purchased or redeemed any shares during the quarter. Generally, a statement with tax information will be mailed to you by January 31 of each year. A copy of the tax statement also is filed with the IRS.

The Fund will send you an audited annual report each year and an unaudited semi-annual report after the Fund's second fiscal quarter. Each of these reports includes a statement listing the Fund's portfolio securities.

DISCLOSURE OF PORTFOLIO HOLDINGS INFORMATION

The Fund's complete portfolio holdings are filed with the SEC within 60 days of the end of each fiscal quarter in the annual report and semi-annual report to Fund shareholders on Form N-CSR and in the quarterly holdings report on Form N-Q. The Fund also discloses its portfolio holdings as of each calendar quarter end on its website at www.jenseninvestment.com. The portfolio holdings information is normally updated within 10 days after each quarter end and remains posted on the website until replaced with the next calendar quarter's portfolio holdings information. Portfolio holdings information posted on the Fund's website may be separately provided to any person commencing the day after it is first published on the website. A further description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the SAI.

SHAREHOLDER INQUIRIES

Shareholder inquiries are answered promptly. Any inquiries you have should be addressed to U.S. Bancorp Fund Services, LLC at 615 E. Michigan Street, Milwaukee, Wisconsin 53202 (telephone 800-992-4144).

In addition, you may review your account information online by visiting www.jenseninvestment.com and selecting "Mutual Fund Account Access" under the "Mutual Fund" section of the website.

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Jensen Value Fund

FINANCIAL HIGHLIGHTS

The following financial highlights table shows the Fund's financial performance information from March 31, 2010 (its commencement of operations) to the period ended May 31, 2010. Certain information reflects financial results for a single Fund share. The total return in the table represents the rate that you would have earned or lost on an investment in the Fund (assuming you reinvested all distributions). This information has been audited by Cohen Fund Audit Services, Ltd., the independent registered public accounting firm of the Fund, whose report, along with the Fund's financial statements, are included in the Fund's 2010 Annual Report to Shareholders, which is available free of charge upon request.

Class J Shares
Per Share Data for a Share Outstanding Throughout the Period

	Period Ended May 31, 2010[1]
Per Share Data:	
Net asset value, beginning of period	$ 10.00
Income from investment operations:	
Net investment income[2]	0.01
Net realized and unrealized gains (losses) on investments	(0.67)
Total from investment operations	(0.66)
Net asset value, end of period	$ 9.34
Total return[3]	(6.60)%
Supplemental data and ratios:	
Net assets, end of period (000's)	$ 3,832
Ratio of expenses to average net assets:	
Before waivers, reimbursements and recoupments of expenses[4]	9.16%
After waivers, reimbursements and recoupments of expenses[4]	1.25%
Ratio of net investment income (loss) to average net assets:	
Before waivers, reimbursements and recoupments of expenses[4]	(7.16)%
After waivers, reimbursements and recoupments of expenses[4]	0.75%
Portfolio turnover rate[3]	97.77%

[1] The Fund commenced operations on March 31, 2010.
[2] Per share amounts calculated using the average shares outstanding method.
[3] Not annualized.
[4] Annualized.

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Jensen Value Fund

Class I Shares
Per Share Data for a Share Outstanding Throughout the Period

	Period Ended May 31, 2010[1]
Per Share Data:	
Net asset value, beginning of period	$ 10.00
Income from investment operations:	
Net investment income[2]	0.01
Net realized and unrealized gains (losses) on investments	(0.66)
Total from investment operations	(0.65)
Net asset value, end of period	$ 9.35
Total return[3]	(6.50)%
Supplemental data and ratios:	
Net assets, end of period (000's)	$ 1,305
Ratio of expenses to average net assets:	
Before waivers, reimbursements and recoupments of expenses[4]	10.99%
After waivers, reimbursements and recoupments of expenses[4]	1.10%
Ratio of net investment income (loss) to average net assets:	
Before waivers, reimbursements and recoupments of expenses[4]	(9.07)%
After waivers, reimbursements and recoupments of expenses[4]	0.82%
Portfolio turnover rate[3]	97.77%

[1] The Fund commenced operations on March 31, 2010.
[2] Per share amounts calculated using the average shares outstanding method.
[3] Not annualized.
[4] Annualized.

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Jensen Value Fund

INVESTMENT ADVISER
Jensen Investment Management, Inc.
5300 Meadows Road, Suite 250
Lake Oswego, OR 97035-8234
Telephone: 503-726-4384
               800-221-4384
www.jenseninvestment.com

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**
Cohen Fund Audit Services, Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, OH 44145

LEGAL COUNSEL
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202-3590

CUSTODIAN
U.S. Bank, National Association
Custody Operations
1555 North RiverCenter Drive, Suite 302
Milwaukee, WI 53212-3958

**TRANSFER AGENT, FUND ADMINSTRATOR
AND FUND ACCOUNTANT**
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202-5207
Telephone: 800-992-4144

DISTRIBUTOR
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202-5207

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26

NOTICE OF PRIVACY POLICY

The Fund collects non-public personal information about you from the following sources:

- information we receive about you on applications or other forms;
- information you give us orally; and/or
- information about your transactions with us or others.

We do not disclose any non-public personal information about our shareholders or former shareholders without the shareholder's authorization, except as permitted by law or in response to inquiries from governmental authorities. We may share information with affiliated parties and unaffiliated third parties with whom we have contracts for servicing the Fund. We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibility. All shareholder records will be disposed of in accordance with applicable law. We maintain physical, electronic and procedural safeguards to protect your non-public personal information and require third parties to treat your non-public personal information with the same high degree of confidentiality.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared with unaffiliated third parties.

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JENSEN INVESTMENT MANAGEMENT®

Jensen Value Fund

For More Information

The annual and semi-annual reports to shareholders provide the Fund's most recent financial report and portfolio holdings. The annual report contains a letter from the Fund's manager discussing the market conditions and investment strategies that affected the Fund's performance during its last fiscal year. The SAI supplements this Prospectus and is incorporated into this Prospectus by reference. The SAI includes a list of the Fund's investment policies and restrictions, as well as more detail about the management of the Fund.

The annual and semi-annual reports and the SAI are available free of charge upon request by contacting the Fund toll free at 800-992-4144 or on the Fund's website at www.jenseninvestment.com. You may also call this toll-free number to request additional information about the Fund. You may also review these documents and other information at the SEC Public Reference Room in Washington, D.C. Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at www.sec.gov. Copies of these documents may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the
Public Reference Section,
Securities and Exchange Commission,
Washington, D.C. 20549-0213.

SEC File Number: 811-10401

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STATEMENT OF ADDITIONAL INFORMATION
September 30, 2010

JENSEN VALUE FUND
J Shares - JNVSX
I Shares - JNVIX

615 East Michigan Street
Milwaukee, Wisconsin 53202

800-992-4144
www.jenseninvestment.com

This Statement of Additional Information ("SAI") provides general information about the Jensen Value Fund (the "Fund"), a series of Trust for Professional Managers (the "Trust"). This SAI is not a Prospectus. The Fund offers its shares through a Prospectus dated September 30, 2010 for each of its Class J and Class I shares and this SAI should be read in conjunction with that Prospectus. This SAI is incorporated by reference into the Fund's Prospectus. In other words, it is legally a part of the Fund's Prospectus. The Fund's audited financial statements for the fiscal period ended May 31, 2010 are incorporated herein by reference from the Fund's 2010 Annual Report to Shareholders. The Prospectus is available upon request without charge by writing the Fund c/o U.S. Bancorp Fund Services LLC, P.O. Box 701, Milwaukee, WI 53202, by calling 1-800-992-4144, or by visiting the Fund's website at www.jenseninvestment.com.

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THE TRUST

The Trust is a Delaware statutory trust organized on May 29, 2001, and is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company. The Fund is one series, or mutual fund, formed by the Trust. The Fund is a diversified series and has its own investment objective and policies. As of the date of this SAI, shares of twenty-five other series of the Trust are offered in separate prospectuses and SAIs. The Trust may start additional series and offer shares of a new fund under the Trust at any time.

The Trust is authorized to issue an unlimited number of interests (or shares). Interests in the Fund are represented by shares of beneficial interest each with a par value of $0.001. Each share of the Trust has equal voting rights and liquidation rights, and is voted in the aggregate and not by the series except in matters where a separate vote is required by the Investment Company Act of 1940, as amended (the "1940 Act"), or when the matters affect only the interests of a particular series. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Trust does not normally hold annual meetings of shareholders. The Trust's Board of Trustees (the "Board of Trustees") shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any trustee when requested to do so in writing by shareholders holding 10% or more of the Trust's outstanding shares.

Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such distributions out of the income belonging to the Fund as are declared by the Board of Trustees. The Board of Trustees has the authority from time to time to divide or combine the shares of any series into a greater or lesser number of shares of that series so long as the proportionate beneficial interests in the assets belonging to that series and the rights of shares of any other series are in no way affected. Additionally, in case of any liquidation of a series, the holders of shares of the series being liquidated are entitled to receive a distribution out of the assets, net of the liabilities, belonging to that series. Expenses attributable to any series are borne by that series. Any general expenses of the Trust not readily identifiable as belonging to a particular series are allocated by, or under the direction of, the Board of Trustees on the basis of relative net assets, the number of shareholders or another equitable method. No shareholder is liable to further calls or to assessment by the Trust without his or her express consent.

The assets of the Fund received for the issue or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, shall constitute the underlying assets of the Fund. In the event of the dissolution or liquidation of the Fund, the holders of shares of the Fund are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

In accordance with a Multiple Class Plan adopted pursuant to Rule 18f-3 under the 1940 Act, the Fund offers two classes of shares for investors—Class J and Class I shares. Class J shares are available to retail investors and assessed a combined distribution and shareholder servicing fee of 0.25% per year of the Fund's average daily net assets for Class J shares. Class I shares are available to institutions and individuals willing to make a significant initial investment in the Fund, and to employees of the Adviser. Class I shares are assessed a shareholder servicing fee not to exceed 0.10% per year of the Fund's average daily net assets for Class I shares, and are not subject to any distribution fees. More information regarding the Rule 12b-1 Plan applicable to Class J shares and the Shareholder Servicing Plan applicable to Class I shares can be found under the section entitled "Distribution and Servicing of Fund Shares."

Jensen Investment Management, Inc. (the "Adviser") serves as the investment adviser to the Fund. See the sections entitled "Management of the Fund" and "Investment Advisory and Other Services" in this SAI for more information about the Adviser.

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INVESTMENT POLICIES, STRATEGIES AND RISKS

The Fund's principal investment objective is long-term capital appreciation.

The Prospectus discusses the types of securities in which the Fund will invest, and describes the Fund's investment objectives and strategies. See the section entitled "Investment Objective, Principal Investment Strategies and Principal Risks" in the Prospectus. This SAI contains information supplemental to the Prospectus concerning the techniques and operations of the Fund, the securities the Fund will invest in, and the policies the Fund will follow.

Commercial Paper Ratings

Moody's Investors Services ("Moody's") and Standard & Poor's Corporation ("S&P") are private services that provide ratings of the credit quality of commercial paper. A description of the ratings assigned to commercial paper by Moody's and S&P are included as Appendix A to this SAI. The Fund may purchase commercial paper that is rated P-1 by Moody's or A-1 by S&P and demand notes issued by companies whose commercial paper receives such ratings.

American Depositary Receipts

The Fund may invest in certain foreign securities, directly and by purchasing American Depositary Receipts ("ADRs"). In addition, the Fund invests in domestic companies that engage in substantial foreign business. Some of the risk factors associated with such investments are described in the sub-section of the Prospectus entitled "Principal Risks—International Risk, Foreign Securities and ADRs." This information supplements the information about ADRs contained in the Prospectus.

Generally, ADRs are denominated in U.S. dollars and are publicly traded on exchanges or over-the-counter in the U.S. ADRs are receipts issued by domestic banks or trust companies evidencing the deposit of a security of a foreign issuer.

ADRs may be issued in sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. The Fund will acquire only ADRs issued in sponsored programs.

Master Limited Partnerships

The Fund may invest in publicly traded master limited partnerships ("MLPs") that are registered under the Securities Exchange Act of 1934, as amended and listed on a major United States stock exchange, if the issuer meets the Fund's investment criteria. MLPs are businesses organized as limited partnerships which trade their proportionate shares of the partnership (units) on a public exchange. MLPs are required to pay out most or all of their cash flow in distributions. This pass through creates passive income or losses, along with dividend and investment income. The MLPs the Fund may purchase are comprised of a general partner (the "GP") and multiple limited partners (the "LP Holders"). The GP is responsible for the operations and the maintenance of the partnership's businesses, while the LP Holders assume economic risk up their level of investment. Typically, the GP has a 1% to 2% investment in the MLP, but can extract a higher percentage of the partnership's profits as the MLP's distributions increase. This serves as an incentive to the GP to grow the partnership's distributions.

Generally speaking, MLP investment returns are enhanced during periods of declining or low interest rates and tend to be negatively influenced when interest rates are rising. As an income vehicle, the unit price can be influenced by general interest rate trends independent of specific underlying fundamentals. In addition, most MLPs are fairly leveraged and typically carry a portion of a "floating" rate debt. As such, a significant upward swing in interest rates would also drive interest expense higher. Furthermore, most MLPs grow by acquisitions partly financed by debt, and higher interest rates could make it more difficult to make acquisitions.

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2

Temporary and Cash Investments

Under normal market conditions, the Fund will stay fully invested according to its principal investment strategies as noted above. The Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions. This may result in the Fund not achieving its investment objectives during that period.

For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested, and this may result in the Fund not achieving its investment objective during that period. To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund's advisory fees and operational expenses.

Fundamental Investment Restrictions

The Fund has adopted the fundamental investment restrictions below. These restrictions may not be changed without the approval of the shareholders. Any change must be approved by the lesser of:

(1)   67% or more of the Fund's shares present at a shareholder meeting if the holders of more than 50% of the Fund's outstanding shares are present in person or by proxy; or

(2)   More than 50% of the Fund's outstanding shares.

In accordance with these restrictions, the Fund may not:

1. With respect to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund's holdings in the securities of such issuer exceeds 5% of the value of the Fund's total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);

2. Concentrate its investments in any one industry if, as a result, 25% or more of the Fund's assets will be invested in such industry. This restriction, however, does not limit the Fund from investing in obligations issued or guaranteed by the U.S. government, or its agencies or instrumentalities.

3. Borrow money, except as permitted under the 1940 Act.

4. Purchase securities on margin, except such short-term credits as are standard in the industry for the clearance of transactions.

5. Make short sales of securities or maintain a short position.

6. Lend portfolio securities.

7. Make loans to any person or entity, except that the Fund may, consistent with its investment objectives and policies, invest in: (a) publicly traded debt securities; (b) commercial paper; and (c) demand notes, even though the investment in such obligations may be deemed to be the making of loans.

8. Invest in, or engage in transactions involving: real estate or real estate mortgage loans; commodities or commodities contracts, including futures contracts; oil, gas or other mineral exploration or development programs, or option contracts.

9. Invest in any security that would expose the Fund to unlimited liability.

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10. Underwrite the securities of other issuers, or invest in restricted or illiquid securities.

11. Issue any senior securities.

Portfolio Turnover

The Fund will sell its position in a portfolio company when the Adviser's quarterly screening and ranking of all qualifying companies indicates that the company has dropped from the top third of the Fund's investment universe (as further described in the Prospectus), as subject to the portfolio's optimization to the Russell 3000 Value Index. Therefore, the Fund may trade actively and experience a portfolio turnover rate of over 100%. High portfolio turnover is likely to lead to increased Fund expenses, including brokerage commissions and other transaction costs. A high portfolio turnover rate may also result in higher short-term and long-term capital gains taxable to shareholders and as a result lower investment returns.

In computing the portfolio turnover rate, all securities whose maturity or expiration dates at the time of acquisition was one year or less are excluded. The turnover rate is calculated by dividing (a) the lesser of purchases or sales of portfolio securities for the fiscal year by (b) the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year.

The following is the Fund's portfolio turnover rate for the fiscal period indicated below:

Portfolio Turnover Rate For the Fiscal Period Ended May 31, 2010[1]
97.77%

[1] The Fund commenced operations March 31, 2010.

DISCLOSURE OF PORTFOLIO HOLDINGS INFORMATION

The Trust, on behalf of the Fund, has adopted portfolio holdings disclosure policies ("Portfolio Holdings Policies") that govern the timing and circumstances of disclosure of portfolio holdings of the Fund. Information about the Fund's portfolio holdings will not be distributed to any third party except in accordance with these Portfolio Holdings Policies. The Board of Trustees considered the circumstances under which the Fund's portfolio holdings may be disclosed under the Portfolio Holdings Policies. The Board of Trustees also considered actual and potential material conflicts that could arise in such circumstances between the interests of the Fund's shareholders and the interests of the Adviser, Distributor or any other affiliated person of the Fund. After due consideration, the Board of Trustees determined that the Fund has a legitimate business purpose for disclosing portfolio holdings to persons described in the Portfolio Holdings Policies. The Board of Trustees also authorized the Adviser or appointed officers to consider and authorize dissemination of portfolio holdings information to additional parties, after considering the best interests of the shareholders and potential conflicts of interest in making such disclosures.

The Board of Trustees exercises continuing oversight of the disclosure of the Fund's portfolio holdings by (1) overseeing the implementation and enforcement of the Portfolio Holdings Policies, codes of ethics and other relevant policies of the Fund and its service providers by the Trust's Chief Compliance Officer (the "CCO"), (2) by considering reports and recommendations by the CCO concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act), and (3) by considering whether to approve any amendment to these Portfolio Holdings Policies. The Board of Trustees reserves the right to amend the Portfolio Holdings Policies at any time without prior notice in its sole discretion.

Disclosure of the Fund's complete holdings is required to be made quarterly within 60 days of the end of each fiscal quarter, in the annual and semi-annual reports to Fund shareholders, and in the quarterly holdings report on Form N-Q. These reports will be made available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov. The Fund also discloses its portfolio holdings as of each calendar quarter end on its website at www.jenseninvestment.com. The portfolio holdings information is normally updated within 10 days after each quarter end and remains posted on the website until replaced with the next calendar quarter's portfolio holdings information.

In the event of a conflict between the interests of the Fund and the interests of the Adviser or an affiliated person of the Adviser, the CCO of the Adviser, in consultation with the Trust's CCO, shall make a determination in the best interests of the Fund, and shall report such determination to the Board of Trustees at the end of the quarter in which such determination was made. Any employee of the Adviser who suspects a breach of this obligation must report the matter immediately to the Adviser's CCO or to his or her supervisor.

The Fund may provide to any person, including rating and ranking organizations, its portfolio holdings information commencing the day after it is first published on the website. In addition, material non-public holdings information may be provided without lag as part of the normal investment activities of the Fund to each of the following entities which, by explicit agreement or by virtue of their respective duties to the Fund, are required to maintain the confidentiality of the information disclosed: the Administrator; the Fund's accountant; the Custodian; the Transfer Agent; the Fund's independent registered public accounting firm; counsel to the Fund or the trustees (current parties are identified in this SAI); broker-dealers (in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities); and regulatory authorities. Portfolio holdings information not publicly available with the SEC may only be provided to additional third parties, in accordance with the Portfolio Holdings Policies, when the Fund has a legitimate business purpose, and the third party recipient is subject to a confidentiality agreement. Portfolio holdings information may be separately provided to any person, including rating and ranking organizations such as Lipper and Morningstar, at the same time that it is filed with the SEC or one day after it is first published on the Fund's website. Portfolio holdings disclosure may be approved under the Portfolio Holdings Policies by the Trust's CCO, Treasurer or President. The Fund's service arrangements with each of these entities include a duty of confidentiality (including appropriate limitations on trading) regarding portfolio holdings data by each service provider and its employees, either by law or by contract.

In no event shall the Adviser, its affiliates or employees, or the Fund receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

There can be no assurance that the Portfolio Holdings Policies and these procedures will protect the Fund from potential misuse of that information by individuals or entities to which it is disclosed.

MANAGEMENT OF THE FUND

Board of Trustees

The management and affairs of the Fund are supervised by the Board of Trustees. The Board of Trustees consists of four individuals. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The Board of Trustees establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund.

Trustees and Officers

The Trustees and the officers of the Trust are listed below with their addresses, present positions with the Trust and principal occupations over at least the last five years.

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Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Independent Trustees					
Dr. Michael D. Akers 615 E. Michigan St. Milwaukee, WI 53202 Age: 55	Trustee	Indefinite Term; Since August 22, 2001	26	Professor and Chair, Department of Accounting, Marquette University (2004-present); Associate Professor of Accounting, Marquette University (1996-2004).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).
Gary A. Drska 615 E. Michigan St. Milwaukee, WI 53202 Age: 54	Trustee	Indefinite Term; Since August 22, 2001	26	Captain, Midwest Airlines, Inc. (airline company) (1986-present); Director, Flight Standards & Training (July 1990-December 1999).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).
Jonas B. Siegel 615 E. Michigan St. Milwaukee, WI 53202 Age: 67	Trustee	Indefinite Term; Since October 23, 2009	26	Managing Director, Chief Administrative Officer ("CAO") and Chief Compliance Officer ("CCO"), Granite Capital International Group, L.P. (an investment management firm) (1994-Present); Vice President, Secretary, Treasurer and CCO of Granum Series Trust (an open-end investment company) (1997-2007); President, CAO and CCO, Granum Securities, LLC (a broker-dealer) (1997-2007).	None.

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Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Interested Trustee and Officers					
Joseph C. Neuberger* 615 E. Michigan St. Milwaukee, WI 53202 Age: 48	Chair-person, President and Trustee	Indefinite Term; Since August 22, 2001	26	Executive Vice President, U.S. Bancorp Fund Services, LLC (1994-present).	Trustee, Buffalo Funds (an open-end investment company with ten portfolios); Trustee, USA MUTUALS (an open-end investment company with two portfolios).
John P. Buckel 615 E. Michigan St. Milwaukee, WI 53202 Age: 53	Vice President, Treasurer and Principal Accounting Officer	Indefinite Term; Since January 10, 2008 (Vice President); Since September 10, 2008 (Treasurer)	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2004-Present); Mutual Fund Administrator, United Missouri Bank (2000-2004).	N/A
Kristin M. Cuene 615 E. Michigan St. Milwaukee, WI 53202 Age: 50	Chief Compliance Officer and Anti-Money Laundering Officer	Indefinite Term; Since January 23, 2009 (Chief Compliance Officer); Since January 18, 2010 (AML Officer)	N/A	Attorney, Compliance Officer, U.S. Bancorp Fund Services, LLC (2008-Present); Attorney, Investment Management, Quarles & Brady, LLP (2007-2008); Student, University of Pennsylvania (2004-2007).	N/A
Rachel A. Spearo 615 E. Michigan St. Milwaukee, WI 53202 Age: 31	Secretary	Indefinite Term; Since November 15, 2005	N/A	Vice President and Legal Compliance Officer, U.S. Bancorp Fund Services, LLC (September 2004-present).	N/A
Jennifer A. Lima 615 E. Michigan St. Milwaukee, WI 53202 Age: 36	Assistant Treasurer	Indefinite Term; Since January 10, 2008	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2002-Present).	N/A

* Mr. Neuberger is an “interested person” of the Trust as defined by the 1940 Act by virtue of the fact that he is an interested person of Quasar Distributors, LLC (the “Distributor”), the Fund’s principal underwriter.

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The Role of the Board of Trustees

The Board of Trustees provides oversight of the management and operations of the Trust. Like all mutual funds, the day-to-day responsibility for the management and operation of the Trust is the responsibility of various service providers to the Trust and its individual series, such as the Adviser, Distributor, Administrator, Custodian, and Transfer Agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Trust and its service providers, including the agreements with the Adviser, Distributor, Administrator, Custodian and Transfer Agent. The Board has appointed various individuals of certain of these service providers as officers of the Trust, with responsibility to monitor and report to the Board on the Trust's day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Trust's operations. The Board has appointed a Chief Compliance Officer who reports directly to the Board and who administers the Trust's compliance program and regularly reports to the Board as to compliance matters, including an annual compliance review. Some of these reports are provided as part of formal "Board Meetings," which are held five times per year, in person, and such other times as the Board determines is necessary, and involve the Board's review of recent Trust operations. From time to time one or more members of the Board may also meet with Trust officers in less formal settings, between formal Board Meetings to discuss various topics. In all cases, however, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Trust and its oversight role does not make the Board a guarantor of the Trust's investments, operations or activities.

Board Leadership Structure

The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. The Board of Trustees is comprised of three Independent Trustees – Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger. Accordingly, 75% of the members of the Board are Independent Trustees, who are Trustees that are not affiliated with the Adviser or its affiliates or any other investment adviser or other service provider to the Trust or any underlying fund. The Board of Trustees has established three standing committees, an Audit Committee, a Nominating Committee and a Valuation Committee, which are discussed in greater detail under "Board Committees" below. Each of the Audit Committee and the Nominating Committee are comprised entirely of Independent Trustees. The Independent Trustees have engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Trust.

The Trust's Chairperson, Mr. Neuberger, is an "interested person" of the Trust, as defined by the 1940 Act, by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust's underlying funds. Mr. Neuberger also serves as the Trust's President and the Executive Vice President of the Administrator. The Trust has not appointed a lead Independent Trustee.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions. Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and skills as set forth in the subsection "Trustee Qualifications" below.

The Board reviews its structure regularly in light of the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust's underlying funds.

The Board has determined that the function and composition of the Audit Committee and the Nominating Committee are appropriate means to address any potential conflicts of interest that may arise from the Chairperson's status as an Interested Trustee. In addition, the inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees' oversight duties, including oversight of risk management processes discussed below. Given the specific characteristics and circumstances of the Trust as described above, the Trust has determined that the Board's leadership structure is appropriate.

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Board Oversight of Risk Management

As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel, including personnel of the Trust's service providers. Because risk management is a broad concept comprised of many elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.) the oversight of different types of risks is handled in different ways. For example, the Chief Compliance Officer regularly reports to the Board during Board Meetings and meets in executive session with the Independent Trustees and their legal counsel to discuss compliance and operational risks. In addition, the Independent Trustee designated as the Audit Committee's "audit committee financial expert" meets with the Treasurer and the Trust's independent public accounting firm to discuss, among other things, the internal control structure of the Trust's financial reporting function. The full Board receives reports from the investment advisers to the underlying funds and the portfolio managers as to investment risks as well as other risks that may be discussed during Audit Committee meetings.

Trustee Qualifications

The Board believes that each of the Trustees has the qualifications, experience, attributes and skills appropriate to their continued service as Trustees of the Trust in light of the Trust's business and structure. The Trustees have substantial business and professional backgrounds that indicate they have the ability to critically review, evaluate and assess information provided to them. Certain of these business and professional experiences are set forth in detail in the table above. In addition, the Trustees have substantial board experience and, in their service to the Trust, have gained substantial insight as to the operation of the Trust. The Board annually conducts a "self-assessment" wherein the effectiveness of the Board and the individual Trustees is reviewed.

In addition to the information provided in the table above, below is certain additional information concerning each individual Trustee. The information provided below, and in the table above, is not all-inclusive. Many of the Trustees' qualifications to serve on the Board involve intangible elements, such as intelligence, integrity, work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment, the ability to ask incisive questions, and commitment to shareholder interests. In conducting its annual self-assessment, the Board has determined that the Trustees have the appropriate attributes and experience to continue to serve effectively as Trustees of the Trust.

Dr. Michael D. Akers, CPA. Dr. Akers has served as a Trustee of the Trust since August 2001. Dr. Akers has also served as an independent trustee of USA Mutuals, an open-end investment company, since 2001. Dr. Akers has been a Professor and Chair of the Department of Accounting of Marquette University since 2004, and was Associate Professor of Accounting of Marquette University from 1996 to 2004. Dr. Akers is a certified public accountant, a certified fraud examiner, a certified internal auditor and a certified management accountant. Through his experience as a trustee of mutual funds and his employment experience, Dr. Akers is experienced with financial, accounting, regulatory and investment matters.

Gary A. Drska. Mr. Drska has served as a Trustee of the Trust since August 2001. Mr. Drska has also served as an independent trustee of USA Mutuals since 2001. Mr. Drska has served as a Captain of Midwest Airlines, Inc., an airline company, since 1986. Through his experience as a trustee of mutual funds, Mr. Drska is experienced with financial, accounting, regulatory and investment matters.

Joseph C. Neuberger. Mr. Neuberger has served as a Trustee of the Trust since August 2001. Mr. Neuberger has also served as a trustee of USA Mutuals since 2001 and Buffalo Funds, an open-end investment company, since 2003. Mr. Neuberger has served as Executive Vice President of U.S. Bancorp Fund Services, a multi-service line service provider to mutual funds, since 1994. Through his experience as a trustee of mutual funds and his employment experience, Mr. Neuberger is experienced with financial, accounting, regulatory and investment matters.

Jonas B. Siegel, CPA. Mr. Siegel has served as a Trustee of the Trust since November 2009. Mr. Siegel has also served as the Managing Director, Chief Administrative Officer and Chief Compliance Officer of Granite Capital International Group, L.P., an investment management firm, since 1994, and previously served as Vice President, Secretary, Treasurer and Chief Compliance Officer of Granum Series Trust, an open-end investment company, from 1997 to 2007, and as President, Chief Administrative Officer and Chief Compliance Officer of Granum Securities, LLC, a broker-dealer, from 1997 to 2007. Mr. Siegel is a certified public accountant. Through his experience as a trustee of mutual funds and his employment experience, Mr. Siegel is experienced with financial, accounting, regulatory and investment matters.

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Trustee Ownership of Fund Shares

As of the date of this SAI, no Trustee or officer of the Trust beneficially owned shares of the Fund or any other series of the Trust.

Furthermore, neither the Trustees who are not "interested" persons of the Fund, nor members of their immediate families, own securities beneficially or of record, in the Adviser, the Distributor or any of its affiliates. Accordingly, neither the Trustees who are not "interested" persons of the Fund nor members of their immediate families, have a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Distributor or any of their affiliates.

Board Committees

Audit Committee. The Trust has an Audit Committee, which is comprised of the independent members of the Board of Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel. The Audit Committee reviews financial statements and other audit-related matters for the Fund. The Audit Committee also holds discussions with management and with the Fund's independent auditor concerning the scope of the audit and the auditor's independence. Dr. Akers serves as the Audit Committee's "audit committee financial expert," as stated in the annual reports relating to the series of the Trust. The Audit Committee did not meet with respect to the Fund during its last fiscal period.

Nominating Committee. The Trust has a Nominating Committee, which is composed of the Independent Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel. The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees for the position of trustee and meets only as necessary. As part of this process, the Nominating Committee considers criteria for selecting candidates sufficient to identify a diverse group of qualified individuals to serve as trustees.

The Nominating Committee will consider nominees recommended by shareholders for vacancies on the Board of Trustees. Recommendations for consideration by the Nominating Committee should be sent to the President of the Trust in writing together with the appropriate biographical information concerning each such proposed nominee, and such recommendation must comply with the notice provisions set forth in the Trust's By-Laws. In general, to comply with such procedures, such nominations, together with all required information, must be delivered to and received by the Secretary of the Trust at the principal executive office of the Trust not later than 60 days prior to the shareholder meeting at which any such nominee would be voted on. Shareholder recommendations for nominations to the Board of Trustees will be accepted on an ongoing basis and such recommendations will be kept on file for consideration when there is a vacancy on the Board of Trustees. The Nominating Committee's procedures with respect to reviewing shareholder nominations will be disclosed as required by applicable securities laws. The Nominating Committee did not meet with respect to the Fund during the Fund's prior fiscal period.

Valuation Committee. The Trust has a Valuation Committee. The Valuation Committee is responsible for the following: (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when the Board of Trustees is not in session, for determining the fair value of illiquid securities and other holdings after consideration of all relevant factors, which determinations are reported to the Board. The Valuation Committee is currently comprised of Mr. Neuberger, Mr. John Buckel and Ms. Jennifer Lima, who each serve as an officer of the Trust. The Valuation Committee meets as necessary when a price for a portfolio security is not readily available. The Valuation Committee did not meet with respect to the Fund during its past fiscal period.

As the Fund is new, none of the Trust's Committees have met with respect to the Fund.

Trustee Compensation

For their service as Trustees, the Independent Trustees receive a retainer fee of $25,000 per year, $1,500 for each in-person Board meeting and $750 for each telephonic Board meeting of the Trust, as well as reimbursement for expenses incurred in connection with attendance at board meetings. Interested Trustees do not receive any compensation for their service as Trustee. Because the Fund has not completed its first full year as a series of the Trust, the following compensation figures represent estimates for the current fiscal year ending May 31, 2011:

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Name of Person/Position	Aggregate Compensation From the Fund[1]	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and the Trust[2] Paid to Trustees
Dr. Michael D. Akers, Independent Trustee	$1,560	None	None	$39,750
Gary A. Drska, Independent Trustee	$1,560	None	None	$39,750
Jonas B. Siegel Independent Trustee	$1,560	None	None	$39,750
Joseph C. Neuberger, Interested Trustee	None	None	None	None

[1] Trustees fees and expenses are allocated among the Fund and any other series comprising the Trust.

[2] There are currently twenty-five other portfolios comprising the Trust.

Control Persons and Principal Shareholders

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund. As of the date of this SAI, there were no principal shareholders or control persons of the Fund. As of September 1, 2010, the following shareholders were considered to be either a control person or principal shareholder of the Fund:

Class J Shares

Name and Address	Parent Company	Jurisdiction	% Ownership	Type of Ownership
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	Pershing Group LLC	DE	84.72%	Record
Charles Schwab & Co., Inc. FBO Its Customers 101 Montgomery St. San Francisco, CA 94104	N/A	N/A	9.19%	Record

Class I Shares

Name and Address	Parent Company	Jurisdiction	% Ownership	Type of Ownership
Charles Schwab & Co., Inc. FBO Its Customers 101 Montgomery St. San Francisco, CA 94104	The Charles Schwab Corporation	DE	75.60%	Record
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303	N/A	N/A	22.50%	Record

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INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

Jensen Investment Management, Inc., the investment adviser to the Fund, is currently operating under an Investment Advisory Agreement dated January 18, 2010 ("Advisory Agreement"). Under the Advisory Agreement, the Adviser is responsible for the overall management of the Fund. The Adviser reviews the portfolio of securities and investments in the Fund, and advises and assists the Fund in the selection, acquisition, holding or disposal of securities and makes recommendations with respect to other aspects and affairs of the Fund. The Adviser is also responsible for placing orders for the purchase and sale of the Fund's investments directly with the issuers or with brokers or dealers selected by the Adviser. See the section entitled "Brokerage Allocation and Other Portfolio Transactions" in this SAI. Additional information about the services provided by the Adviser to the Fund is described under the section entitled "Management of the Fund" in the Fund's Prospectus.

The table below sets forth the management fees accrued by the Fund under the Advisory Agreement, the amount of the advisory fees and Fund operating expenses waived or reimbursed by the Adviser and the total advisory fees paid by the Fund to the Adviser under the Advisory Agreement:

Fiscal Period Ended	Advisory Fee	Waiver	Advisory Fee After Waiver
May 31, 2010[1]	$4,188	$47,462	$0

[1] The Fund commenced operations on March 31, 2010.

Management of the Investment Adviser

Robert D. McIver, Robert F. Zagunis, Robert G. Millen, Eric H. Schoenstein, David G. Mertens and Brian S. Ferrie are officers and directors of the Adviser. Each of Mr. Zagunis and Mr. Millen, two of the Adviser's principals and members of its investment committee, beneficially own more than 25% of the outstanding stock of the Adviser. Accordingly, Mr. Zagunis and Mr. Millen are presumed to be control persons of the Adviser.

As compensation for its services under the Advisory Agreement, the Adviser receives a monthly fee at the annual rate of 0.75% of the average daily net assets of the Fund. However, the Adviser may voluntarily agree to waive a portion of the management fees payable to it on a month-to-month basis, including additional fees above and beyond any contractual agreement the Adviser may have to waive management fees and/or reimburse Fund expenses.

Fund Expenses. The Fund is responsible for its own operating expenses. The Adviser has agreed to waive management fees payable to it by the Fund and/or to reimburse Fund operating expenses to the extent necessary to limit the Fund's aggregate annual operating expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) to the limit set forth in the "Fees and Expenses" table of the Prospectus. Any such waivers made by the Adviser in its management fees or payment of expenses which are the Fund's obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in subsequent years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed only for fee waivers and expense payments made in the previous three fiscal years from the date the expense was incurred. Any such reimbursement is also contingent upon the Board of Trustees' subsequent review and ratification of the reimbursed amounts. Such reimbursement may not be paid prior to the Fund's payment of current ordinary operating expenses.

The Advisory Agreement provides that the Adviser under such agreement shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Fund, except for willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder. In addition, the Adviser serves as the investment adviser to The Jensen Portfolio, Inc.

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The Advisory Agreement shall continue in effect from year-to-year after an initial two-year term ending March 31, 2012, so long as such continuance is approved annually by either (1) the Board of Trustees; or (2) a vote of the majority of the outstanding voting shares of the Fund.

The Advisory Agreement is terminable without penalty: on not less than 60 days' written notice by the Board of Trustees; by vote of the majority of the outstanding voting shares of the Fund; or upon not less than 60 days' written notice to the Fund by the Adviser. The Advisory Agreement terminates automatically upon assignment as defined under the 1940 Act.

As used in this SAI and in the Prospectus, when referring to approval of the Advisory Agreement to be obtained from shareholders of the Fund, the term "majority" means the vote, at any meeting of the shareholders, of the lesser of:

(1)   67% or more of the Fund's shares present at such meeting, if the holders of more than 50% of the Fund's outstanding shares are present in person or by proxy; or

(2)   More than 50% of the Fund's outstanding shares.

The Adviser also serves as the investment adviser to the Jensen Portfolio, Inc., an open-end mutual fund.

Portfolio Managers

The Fund is managed by an investment team consisting of Mr. McIver, Mr. Zagunis, Mr. Millen, Mr. Schoenstein and Kurt M. Havnaer. In addition to the Fund, the portfolio managers manage accounts for another registered, open-end investment company, high-net-worth individuals and institutional investors, including pension plans, foundations and endowments ("other accounts"), as set forth below as of May 31, 2010.

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in millions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance (in millions)
Jensen Investment Team				
Other Registered Investment Companies	1	$2,602	0	$0
Other Pooled Investment Vehicles	3	$348	0	$0
Other Accounts	133	$517	0	$0
Robert F. Zagunis				
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	91	$157	0	$0

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Robert G. Millen				
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	7	$7	0	$0
Robert D. McIver				
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	86	$36	0	$0
Eric H. Schoenstein				
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0
Kurt M. Havnaer				
Other Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

The Fund's investment team manages other accounts that generally have the same principal investment strategies of the Fund. Because the Adviser employs a similar investment approach in managing the Fund and the other accounts, conflicts of interest may arise. As a result, the Adviser has adopted trade allocation procedures that, among other things, ensure that the trades are allocated fairly and equitably to the other accounts and the Fund consistent with the Adviser's fiduciary duty to each client.

In determining a fair allocation, the Adviser evaluates a number of factors, including among others, the size of the transaction, transaction costs and the relative size of a client's account. Because the substantial majority of the equity securities purchased by the Adviser for its clients have significant liquidity and above average daily trading volume, market impact is often not a significant concern. However, when the same investment decision is made for more than one client account, which may include the Fund, all client orders given to each broker are generally combined for execution as a "block" trade (with the exception of any de minimis orders). Execution prices for block trades are averaged and each participating account receives that average price. Partially filled orders are allocated pro rata each day in proportion to each account's order size.

Conflicts of interest may also arise when portfolio managers trade securities for their own accounts that the Adviser recommends to the Fund and other accounts. These trades are subject to the Adviser's Code of Ethics and Standards of Conduct (the "Code of Ethics"), which is designed to detect and limit conflicts of interest and ensure compliance with applicable laws in the conduct of the Adviser's business. The Code of Ethics requires all portfolio managers to place the interests of the Adviser's clients ahead of their own interests and the interests of the Adviser, that they not take inappropriate advantage of their position with the Adviser and that they conduct their personal securities transactions in a manner that is not inconsistent with the interests of the Adviser's clients. The Code of Ethics includes restrictions and prohibitions on personal trading and various reporting obligations regarding the portfolio manager's personal securities transactions and holdings.

The Adviser has not identified any other material conflicts between the Fund and other accounts managed by the portfolio managers. However, actual or apparent conflicts of interest may arise in connection with the day-to-day management of the Fund and other accounts. Portfolio managers may give advice, exercise investment responsibility or take other actions that differ among clients. While portfolio managers treat all clients on a fair and equitable basis relative to each other, each account has differing tax considerations, account sizes, policies and investment restrictions. Clients may not participate in all investments or they may participate in different degrees or at different times as other clients. As a result, unequal time and attention may be devoted to the Fund and other accounts. In addition, the various management fees charged to the other accounts differ and, depending upon the size of the account, may be higher than the management fee charged to the Fund. This could create an apparent conflict of interest where a portfolio manager may appear to have favored an account with a higher management fee solely because the account has outperformed the Fund.

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The investment team's compensation is paid by the Fund's Adviser. The investment team's compensation consists primarily of a fixed salary and a bonus. Each investment team member's salary is reviewed annually and is based upon consideration of various factors, including, but not limited to, merit, cost of living increases, and employment market competition and the individual member's job performance. Discretionary bonuses are paid to all employees of the Adviser. After considering its profitability each year, the Adviser determines a percentage for its use in calculating bonuses which is uniformly applied to each employee's annual salary. In addition, the investment team, along with all eligible employees of the Adviser, participates in the Adviser's discretionary annual profit sharing plan. At each year end, contributions to the plan are calculated as a percentage of each eligible employee's annual salary plus bonus. This percentage is decided upon after considering the Adviser's profitability each year and is also applied uniformly to each such employee. None of the investment team member's compensation is related to the performance of the Fund or the amount of the Fund's assets.

Each member of the investment team except for Mr. Havnaer is a shareholder of the Adviser. As a result, each investment team member, except for Mr. Havnaer, also receives his proportionate share of any net profits earned by the Adviser.

As of May 31, 2010, the Portfolio Managers beneficially owned securities in the Fund as follows:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Kurt M. Havnaer	$1-$10,000
Robert D. McIver	$10,001-$50,000
Robert G. Millen	$100,001-$500,000
Eric H. Schoenstein	$50,001-$100,000
Robert F. Zagunis	$50,001-$100,000

Service Providers

Pursuant to an administration agreement (the "Administration Agreement") between the Trust and U.S. Bancorp Fund Services, LLC ("USBFS"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202 (the "Administrator"), the Administrator acts as the Fund's administrator. The Administrator provides certain administrative services to the Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund's independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Fund with applicable laws and regulations excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, the Administrator does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares. Pursuant to the Administration Agreement, for its services, the Administrator receives from the Fund a fee computed daily and payable monthly based on the Fund's average net assets.

For the fiscal period indicated below, the Fund paid the following fees to the Administrator:

Administration Fees Paid During Fiscal Period Ended May 31, 2010[1]
$1,464

[1] The Fund commenced operations on March 31, 2010.

USBFS also acts as fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent") and dividend disbursing agent under separate agreements with the Trust.

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Pursuant to a custody agreement between the Trust and U.S. Bank, N.A. (the "Custodian"), an affiliate of USBFS, the Custodian serves as the custodian of the Fund's assets, whereby the Custodian is compensated based on an annual fee plus portfolio transaction fees and out-of-pocket expenses. The Custodian's address is 1555 North River Center Drive, Milwaukee, Wisconsin, 53212. The Custodian does not participate in decisions relating to the purchase and sale of securities by the Fund. The Custodian and its affiliates may participate in revenue sharing arrangements with service providers of mutual funds in which the Fund may invest.

Legal Counsel

Godfrey & Kahn S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as legal counsel to the Fund.

Independent Registered Public Accounting Firm

Cohen Fund Audit Services, Ltd. serves as the independent registered public accounting firm to the Fund.


DISTRIBUTION AND SERVICING OF FUND SHARES


Distributor

The Trust, on behalf of the Fund, has entered into a distribution agreement (the "Distribution Agreement") with Quasar Distributors, LLC (the "Distributor"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202, pursuant to which the Distributor acts as the Fund's principal underwriter, provides certain administration services and promotes and arranges for the sale of the Fund's shares. The offering of the Fund's shares is continuous. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). U.S. Bank, N.A., USBFS and the Distributor are affiliated entities.

The Distribution Agreement has an initial term of up to two years and will continue in effect only if its continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and, in either case, by a majority of the trustees who are not parties to the Distribution Agreement or "interested persons" (as defined in the 1940 Act) of any such party. The Distribution Agreement is terminable without penalty by the Trust on behalf of the Fund on 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by vote of a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, or by the Distributor on 60 days' written notice. The distribution agreement will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).

Distribution and Shareholder Servicing Plan – Class J Shares

As noted in the Fund's Prospectus, the Fund has adopted a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 promulgated by the SEC pursuant to the 1940 Act (the "12b-1 Plan") for the Fund's Class J shares. Under the 12b-1 Plan, Class J shares pay the Distributor or other qualified recipients an amount from Fund assets at a maximum annual rate of 0.25% of the Fund's average daily net assets attributable to Class J shares.

If the Distributor or other qualified recipient is due more monies for its services rendered than are payable annually under the 12b-1 Plan, any unpaid amount is carried forward from period to period (not to exceed three years) while the 12b-1 Plan is in effect until such time as it is paid.

The 12b-1 Plan is a "compensation" plan that provides for payment by the class to the Distributor and other qualified recipients (e.g., securities dealers, financial institutions and other industry professionals, collectively, "financial intermediaries") for the services they provide that are principally related to the sale and promotion of the Class J shares or to provide certain shareholder services, including services provided by broker-dealers that maintain individual shareholder account records for, and provide shareholder servicing to, their customers who invest in the Fund through a single "omnibus" account.

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Activities covered by the 12b-1 Plan include:

- Advertising and marketing of shares of the Class J shares;
- Preparing, printing, and distributing prospectuses and sales literature to prospective shareholders, brokers, or administrators;
- Implementing and operating the 12b-1 Plan; and
- Providing shareholder services and maintenance of shareholder accounts by qualified recipients.

The 12b-1 Plan must be renewed annually by the Board of Trustees, including a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of the 12b-1 Plan, cast in person at a meeting called for that purpose. It is also required that the Independent Trustees select and nominate other Independent Trustees.

The 12b-1 Plan and any related agreements may not be amended to increase the amount spent for distribution expenses without the approval of those shareholders holding a majority of the Fund's outstanding shares. All material amendments to the 12b-1 Plan or any related agreements must be approved by a vote of the Independent Trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

The Distributor is required to report in writing to the Board of Trustees, at least quarterly, on the amounts and purpose of any payment made under the 12b-1 Plan. The Distributor is also required to provide the Board of Trustees with other information as requested so as to enable the Board of Trustees to make an informed decision on whether to continue the 12b-1 Plan from year to year.

With the exception of the Adviser and the Distributor, no "interested person" of the Fund, as defined in the 1940 Act, and no Independent Trustee of the Fund has or had a direct or indirect financial interest in the 12b-1 Plan or any related agreement.

Payments made by the Fund to financial intermediaries (including those that sponsor mutual fund supermarket programs) are based primarily on the dollar amount of assets invested in the Class J shares through the financial intermediaries. Financial intermediaries may pay a portion of the payments received from the Fund to their investment professionals and to other financial intermediaries for which they provide clearing services. In addition, Class J shares may, from time to time, make payments under the 12b-1 Plan to defray expenses incurred by financial intermediaries for the marketing support they provide for the Fund, such as conducting training and educational meetings regarding various aspects of the Fund for their investment professionals, hosting client seminars where the Fund is discussed, and providing exhibition space to Adviser sales and marketing personnel at industry trade shows and conferences sponsored by the financial intermediaries. Any payments made by the Fund to the Adviser are to reimburse the Adviser for the costs it incurs in providing distribution and shareholder servicing and related activities to the Fund, including compensation and travel expense for sales and marketing personnel of the Adviser, including the Adviser's Vice President of Sales and Marketing, preparation of marketing materials and payments made to media relations and marketing consulting firms.

To the extent payments made under the 12b-1 Plan to financial intermediaries exceed the 12b-1 fees available from the Class J shares and the sub-transfer agency fees paid by the Class J shares, the excess is paid by the Adviser from its own resources. These payments may be substantial to the Adviser and include a portion of its profits from the advisory fee it receives from the Fund. Investors should consult their financial intermediary regarding the details of the payments such intermediary receives in connection with the sale or servicing of Fund shares.

The table below show the amount of 12b-1 fees incurred and the allocation of such fees by the Fund for the fiscal period ended May 31, 2010.

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17

Actual Rule 12b-1 Expenditures Incurred by the Fund During the Fiscal Period Ended May 31, 2010[1]	
	Total Dollars Allocated
Advertising/Marketing	$0
Printing/Postage	$0
Payment to distributor	$0
Payment to dealers	$978
Compensation to sales personnel	$0
Interest, carrying, or other financing charges	$0
Other	$0
Total	**$978**

[1] The Fund commenced operations on March 31, 2010.

The following table shows unreimbursed expenses incurred under the Distribution Plan during the Fund's fiscal period ended May 31, 2010. The table shows the unreimbursed expenses in dollars and as a percentage of the Fund's total net assets:

Dollar amount of unreimbursed expenses	Percentage of total net assets
$968	0.02%

Fund Supermarkets

The Class J shares participate in various "fund supermarket" programs in which a mutual fund supermarket sponsor (generally a broker-dealer) offers many mutual funds to the sponsor's customers without charging the customers a sales charge. The Fund pays the fund supermarket sponsor a negotiated fee for distributing the Class J shares and for maintaining shareholder account records and providing shareholder services to the sponsor's customers holding shares of the Fund. If the fund supermarket sponsor's fees exceed the 12b-1 fees available from the Class J shares and the sub-transfer agency fees paid by these shares, the Adviser pays the excess from its own resources.

Sub-Transfer Agency Fees – Class J Shares

The Class J shares may make payments to certain financial intermediaries who have chosen to maintain an "omnibus account" with the Fund, which is a single account in the Fund that contains the combined investment in Class J shares for all of a financial intermediary's customers. In turn, these financial intermediaries provide shareholder recordkeeping and servicing to their individual customers who are beneficial owners of the Fund through these omnibus accounts. These payments, commonly known as sub-transfer agency fees, made by the Fund to such financial intermediaries for the shareholder recordkeeping and servicing they provide to their individual customers who are indirect Fund shareholders approximate the fees that would be paid by the Fund to its transfer agent for maintaining and servicing these accounts if the financial intermediaries' customers were instead direct shareholders of the Fund. The sub-transfer agency fees paid to these financial intermediaries is reviewed and approved annually by the Board of Trustees and is determined based on the fees and expenses paid by the Fund to its transfer agent during the previous year for the services it provided to the Fund's direct shareholders.

Shareholder Servicing Plan – Class I Shares

The Trust, on behalf of the Class I shares, has adopted a Shareholder Servicing Plan to pay for shareholder support services from the Fund's assets pursuant to a Shareholder Servicing Agreement in an amount not to exceed 0.10% of Class I shares' average daily net assets. Class I shares are responsible for paying a portion of shareholder servicing fees to various shareholder servicing agents who have written shareholder servicing agreements with the Fund, and perform shareholder servicing functions and maintenance of shareholder accounts on behalf of the Class I shareholders. Class I shares paid $167 in shareholder servicing fees during the fiscal period ended May 31, 2010.

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Code of Ethics

The Fund, the Adviser and the Distributor have each adopted the Code of Ethics, a written code of ethics under Rule 17j-1 of the 1940 Act. Subject to the provisions of the Code of Ethics, directors, officers and employees of the Adviser and the Distributor ("Covered Persons") are permitted to purchase and sell for their own accounts the same securities the Adviser recommends to the Fund. The Code of Ethics is designed to detect and limit conflicts of interest and ensure compliance with applicable laws in the conduct of the Adviser's business. The Code of Ethics requires all Covered Persons to place the interests of the Adviser's clients ahead of their own interests and the interests of the Adviser, that they not take inappropriate advantage of their position with the Adviser and that they conduct their personal securities transactions in a manner that is not inconsistent with the interests of the Adviser's clients. For Covered Persons deemed to have access to nonpublic trading and holdings information for the Adviser's clients, the Code of Ethics sets forth procedures, limitations and prohibitions that govern their personal securities transactions in accounts held in their name as well as accounts in which they have indirect ownership.

Covered Persons are required to pre-clear all transactions in securities not otherwise exempt under the Code of Ethics. Requests to trade will not be approved when the proposed personal transaction would be contrary to the provisions of the Code of Ethics, including instances where the Adviser has purchased or sold the security (or has a pending trade order for the security) for a client account that day or within the previous seven days (the "Blackout Period"). The pre-clearance requirement and Blackout Period do not apply to de minimis personal securities transactions effected by Covered Persons in securities of relatively large capitalization companies, as defined in the Code of Ethics. The Code of Ethics includes other restrictions and prohibitions on personal trading, such as a ban on short-term trading (i.e., generally securities cannot be purchased and sold within 60 days at a profit and for Fund shares, this prohibition is extended to 90 days) and short sales of any security held in a client account, and restrictions on the purchase of securities in an IPO or private placement. The prohibitions of the Code of Ethics do not apply to certain exempt securities, such as mutual funds (excluding the Fund) and certain short-term debt securities.

In addition to the limitations and prohibitions described above, the Code of Ethics subjects Covered Persons to various reporting obligations regarding their personal securities transactions and holdings. The Code of Ethics is administered by the Adviser, which reviews all reportable transactions for compliance. Violations of the Code of Ethics are reviewed by Adviser management and may subject such Covered Persons to sanctions as deemed appropriate under the circumstances.

The Code of Ethics also contains policies on insider trading that include procedures designed to prevent trading or communications by Covered Persons that might constitute the misuse of material, nonpublic information.

The Code of Ethics for the Fund, the Adviser and the Distributor is available by accessing the SEC's website at *www.sec.gov*.

Proxy Voting Guidelines

The Adviser provides a voice on behalf of shareholders of the Fund. The Adviser views the proxy voting process as an integral part of the relationship with the Fund. The Adviser is also in a better position to monitor corporate actions, analyze proxy proposals, make voting decisions and ensure that proxies are submitted promptly. Therefore, the Fund delegates its authority to vote proxies to the Adviser, subject to the supervision of the Board of Trustees. The Fund's proxy voting policies are summarized below.

Policies of the Adviser

It is the Adviser's policy to vote all proxies received by the Fund on a timely basis. Upon receiving each proxy, the Adviser will review the issues presented and make a decision to vote for, against or abstain on each of the issues presented in accordance with the proxy voting guidelines that it has adopted. The Adviser will consider information from a variety of sources in evaluating the issues presented in a proxy. The Adviser generally supports policies, plans and structures that give quality management teams enough flexibility to run the business in order to maximize value for owners. Conversely, the Adviser generally opposes proposals that it believes may restrict the ability of shareholders to realize the full potential value of their investment.

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<u>Conflicts of Interest</u>

The Adviser's duty is to vote in the best interests of the Fund's shareholders. Therefore, when conflicts of interest arise between the Adviser and the Fund, the Adviser will take one of the following steps to resolve the conflict:

1. Vote the securities based on a pre-determined voting policy if the application of the policy to the matter presented involves little discretion on the part of the Adviser;

2. Disclose the conflict to the Independent Trustees of the Trust and obtain their direction on how to vote the proxy; or

3. Vote the securities in accordance with a pre-determined policy based upon the recommendations of an independent third party, such as a proxy voting service.

In addition, the Adviser's policies provide that the conflict may be disclosed to the Board of Trustees or its delegate, who shall provide direction on how to vote the proxy.

<u>More Information</u>

The Fund's voting records relating to its portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request by accessing the SEC's website at *www.sec.gov*. In addition, a copy of the Fund's proxy voting policies and procedures are also available by calling the Fund at 1-800-992-4144. These materials will be sent within three business days of receipt of a request.

Anti-Money Laundering Program

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Ms. Kristin M. Cuene has been designated as the Trust's Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to: determining that the Distributor and the Transfer Agent have established proper anti-money laundering procedures; reporting suspicious and/or fraudulent activity; and a complete and thorough review of all new account applications. The Fund will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Fund may be required to "freeze" the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.


BROKERAGE ALLOCATION AND OTHER PORTFOLIO TRANSACTIONS


General Considerations

The Adviser is responsible for the execution of the Fund's portfolio transactions and the allocation of brokerage transactions. When placing purchase and sale orders, the Adviser's primary objective is to obtain the best net results for the Fund, taking into account all factors it deems relevant, including:

·   Price (including the applicable brokerage commission or dealer spread) and the size of the transaction;
·   The nature of the market for the security;
·   The difficulty of execution;

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- The timing of the transaction taking into account market prices and trends;
- The reputation, experience and financial stability of the broker involved; and
- The quality of service rendered by the broker in other transactions.

The Adviser has no pre-existing obligations to deal with any broker or group of brokers regarding the execution of the Fund's portfolio transactions. However, the Adviser uses two brokers, Pershing LLC, and BNY ConvergEx Group, LLC to execute most, if not all, of the Fund's equity securities transactions. These brokers have agreed to execute all Fund equity securities trades at a discounted commission rate the Adviser believes is favorable to the Fund and its shareholders. The Adviser provides the Board of Trustees a report each quarter on the execution quality of these trades. To the knowledge of the Fund's management, no director or officer of the Fund has a direct or indirect material interest in any broker that executes the Fund's portfolio transactions. The Fund paid the following amount in total brokerage commissions during the fiscal period indicated below:

Brokerage Commissions Paid
During Fiscal Period Ended May 31, 2010[1]

$3,011

[1] The Fund commenced operations on March 31, 2010.

The Fund did not acquire securities of its regular brokers or dealers or its parents during fiscal 2010. The Fund is required to identify any brokerage transactions during its most recent fiscal year that were directed to a broker because of research services provided, along with the amount of any such transactions and any related commissions paid by the Fund. No such transactions were made during the fiscal period ended May 31, 2010.

The Adviser does not enter into "soft-dollar" arrangements for research. Although the Adviser may place brokerage business with firms that provide research, market data, statistical data and other information/services to the Adviser, the Fund will not pay those brokers a commission for effecting securities transactions that exceed the normal commission the broker would have received if the research services had not been provided. Similarly, the Fund will not "pay-up" for research services in principal transactions.

Investment decisions for the Fund are made independently from those of other accounts managed by the Adviser. However, because of the similar investment approach employed by the Adviser, securities of the same issuer may be purchased, held or sold by the Fund and other accounts. As a result, the Adviser has adopted trade allocation procedures that, among other things, ensure that trades are allocated fairly and equitably to the other accounts and the Fund consistent with Adviser's fiduciary duty to each client. In determining a fair allocation, the Adviser evaluates a number of factors, including among others, the size of the transaction, transaction costs and the relative size of a client's account.

When the same investment decision is made for more than one client account, which may include the Fund, orders for a security are not required to be combined for execution as a "block" trade unless the Adviser believes that one or more such orders has the potential to impact the market. Because the substantial majority of the equity securities purchased by the Adviser for its clients have significant liquidity and above average daily trading volume, market impact is often not a significant concern. However, the potential for market impact may exist when (i) the investment team decides to liquidate or significantly reduce the Fund and other clients' holdings in a security; (ii) the investment team makes the decision to purchase a new security in the Fund and other clients' accounts; or (iii) sizeable orders for the same security for the Fund and other clients are submitted by one or more portfolio managers and reach the trading desk at approximately the same time.

In these circumstances, and often even when market impact is not a significant concern, the Adviser will generally combine all client orders given to each broker for execution as a "block" trade (with the exception of any de minimis orders which may be executed or filled separately prior to placing or completing the block trade orders). When multiple block trades are placed with multiple brokers, the sequence in which brokers are contacted and given the block trade orders is randomly determined using computer software. Execution prices for each block trade are averaged and each account participating in the block trade receives that average price. Partially filled orders for each block trade are allocated pro rata each day in proportion to each participating account's order size.

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Although the Adviser believes that ultimately the ability to participate in block trades will be beneficial to the Fund, in some cases this procedure may adversely affect the price paid or received or the size of the position purchased or sold by the Fund.

PURCHASE, REDEMPTION AND PRICING OF FUND SHARES

Information concerning the purchase and redemption of the Fund's shares is set forth in the sections "Shareholder Service Information - How to Purchase Fund Shares" and "Shareholder Service Information - How to Redeem Fund Shares" in the Fund's Prospectus.

Purchases and Redemptions

Shares are directly sold by the Fund on a continuous basis. Shares may also be purchased or sold through certain broker-dealers, financial institutions or other service providers, as described in the Fund's Prospectus. The Fund does not charge any sales load or commission in connection with the purchase of shares.

Although the Fund and Adviser have established a minimum investment amount of $2,500 for Class J shares and $1 million for Class I shares, the Fund, in its sole discretion, may approve smaller amounts for certain investors.

The Fund reserves the right to suspend or postpone redemptions during any period when:

(1)   Trading on the New York Stock Exchange (the "NYSE") is closed for other than customary weekend and holiday closing, or restricted as determined by the SEC;

(2)   The SEC has by order permitted the Fund to suspend redemptions; or

(3)   An emergency exists, as determined by the SEC, which makes the disposal of the Fund's portfolio securities or a determination of the net asset value of the Fund's shares not reasonably practicable.

The Fund may institute a policy that requires the automatic redemption of Fund shares if a shareholder's account balance drops below a certain amount as a result of redemptions by the shareholder. If an automatic redemption policy is adopted, the Fund may not cause a redemption to occur if the decrease in a shareholder's account balance was caused by any reason other than a shareholder's redemption of Fund shares. As of the date of this SAI, the Fund has not adopted a policy imposing the automatic redemption of a shareholder's account if it falls below a certain amount. Authorization for adopting and implementing such a policy rests with the Board of Trustees. The Board of Trustees will enact an automatic redemption policy if it determines that it is in the best interests of the Fund and its shareholders.

None of the Fund, the Adviser or the transfer agent will be liable for any loss or expense of effecting redemptions upon instructions believed by them to be genuine and in accordance with the procedures described in the Fund's Prospectus.

Conversion Privileges

Shareholders of Class J shares have the privilege of converting their shares to Class I shares, provided that immediately after the conversion, the Class J shareholder meets the then applicable eligibility requirements for Class I shares.

Pricing of Fund Shares

The NAV of the Fund's shares will fluctuate and is determined as of the close of trading on the NYSE (generally 4:00 p.m., Eastern time) each business day. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

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The NAV per share is computed by dividing the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares in the Fund outstanding at such time.

An example of how the shares of the Fund calculated their total offering price per share as of May 31, 2010 follows:

Class J Shares

Net Assets	=	Net Asset Value Per Share
Shares Outstanding		

$3,831,693	=	$9.34
410,135		

Class I Shares

Net Assets	=	Net Asset Value Per Share
Shares Outstanding		

$1,305,345	=	$9.35
139,680		

Generally, the Fund's investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser and the Valuation Committee pursuant to procedures approved by or under the direction of the Board of Trustees.

The Fund's securities, including depositary receipts, which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Securities that are traded on more than one exchange are valued on the exchange determined by the Adviser to be the primary market. Securities primarily traded on the NASDAQ Stock Market ("NASDAQ") shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities that are not traded on NASDAQ shall be valued at the most recent trade price.

Short-term debt obligations with remaining maturities in excess of 60 days are valued at current market prices, as discussed above. Short-term debt obligations with 60 days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

All other assets of the Fund are valued in such manner as the Board of Trustees in good faith deems appropriate to reflect their fair value.

Redemption-in-Kind

The Fund does not intend to redeem shares in any form except cash. The Trust, however, has filed a notice of election under Rule 18f-1 of the 1940 Act that allows the Fund to redeem in-kind redemption requests of a certain amount. Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the net assets of the applicable share class of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the net assets of the share class of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

TAXATION OF THE FUND

The Fund expects to qualify continuously as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a RIC, the Fund must, among other things, satisfy a gross income test, certain diversification tests and distribution requirements. Generally, shareholders of the Fund will be subject to federal income tax with respect to distributions from the Fund. As a RIC, the Fund will generally not be subject to federal income or excise taxes to the extent the Fund annually distributes substantially all of its net investment income and net capital gain to shareholders.

Tax Status of the Fund

To qualify as a RIC for any taxable year, the Fund must, among other things: (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gain from sale or other disposition of stock or securities, and certain other types of income; and (b) diversify its holdings so that, at the end of each fiscal quarter: (i) the Fund holds cash, government securities, securities of other RICs and other securities that represent at least 50% of the value of all Fund assets; (ii) the other securities of any one issuer used to satisfy this 50% asset test constitute no more than 5% of the value of the assets of the Fund and 10% of the outstanding voting securities of the issuer; and (iii) no more than 25% of the value of the assets of the Fund is invested in the securities (other than government securities or the securities of other RICs) of any one issuer or of two or more issuers that the Fund "controls" within the meaning of Section 851 of the Code, or in the securities of one or more publicly traded partnerships. In addition, the Fund must file, or have filed, a proper election with the Internal Revenue Service.

Generally, to be eligible for flow-through tax treatment, the Fund must distribute at least 90% of its net "investment company taxable income" which includes, among other items, dividends, interest and net short-term capital gain in excess of net long-term capital loss. To the extent that the Fund does not distribute its net investment company taxable income, including any excess of net short-term capital gain over net long-term capital loss, such income is generally taxable to the Fund at corporate income tax rates.

The Fund may be liable for a special excise tax if it fails to make sufficient distributions during the calendar year. The required distributions for each calendar year generally equal the sum of (a) 98% of the ordinary income for the calendar year plus (b) 98% of the capital gain net income for the one-year period that ends on October 31 during the calendar year, plus (c) an adjustment relating to any shortfall for the prior taxable year. If the actual distributions are less than the required distributions, an excise tax of 4% applies to the difference.

If the Fund retains any net long-term capital gain in excess of net short-term capital loss and pays federal income tax on such excess (at corporate income tax rates), it may elect to treat all or a portion of such capital gain as having been distributed to shareholders. If the Fund elects this treatment, shareholders that own shares on the last day of the Fund's taxable year:

· Will be taxed on such amounts as long-term capital gain;
· May claim their proportionate share of the federal income tax paid by the Fund on such gain as a credit against their own federal income tax liabilities; and
· Generally, will be entitled to increase the adjusted tax basis of their shares in the Fund by the difference between their pro rata shares of such gains and their allocable share of federal income taxes paid by the Fund.

If the Fund were unable to continue to qualify as a RIC for any reason, it would be taxable as a C corporation and would become liable for federal income tax on its net income (and, possibly, other taxes) for the taxable year or years in which it fails to qualify. Moreover, except to the extent that certain qualified dividend distributions to individuals are taxable at long-term capital gain rates, distributions to shareholders for such period(s) would be treated as dividends taxable at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits, even though all or part of such distributions might have qualified for treatment as long-term capital gain to shareholders had the Fund continued to qualify as a RIC.

There can be no assurance that the requirements for treatment as a RIC will be met by the Fund in all possible circumstances.

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Taxation of Fund Distributions

As a result of 2003 federal tax legislation that is scheduled to become inapplicable for tax years beginning after December 31, 2010, distributions of qualified dividend income to non-corporate shareholders paid out of the Fund's net investment company taxable income may be taxable at long-term capital gain rates, which are currently significantly lower than the highest rate that applies to ordinary income and short-term capital gain. All of the ordinary income dividends paid by a Fund will be taxable as qualified dividend income if the qualified dividend income received by a Fund is equal to 95% (or a greater percentage) of the Fund's gross income (exclusive of net capital gain) in any taxable year. If applicable, the Fund will designate all or a portion of distributions of net investment company taxable income to shareholders as qualified dividend income, which is eligible for the special tax treatment discussed above. In the case of corporate shareholders, a portion of the distributions of net investment company taxable income paid by the Fund may be eligible for the dividends-received deduction because a portion of the Fund's income may consist of dividends paid by U.S. corporations. Distributions properly designated by the Fund as representing the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders as long-term capital gain, regardless of the length of time shareholders have held shares of the Fund. Any loss that is realized and allowed on redemption of shares of the Fund six months or less from the date of purchase of such shares and following the receipt of a capital gain dividend will be treated as a long-term capital loss to the extent of the capital gain dividend. The Code contains special rules on the computation of a shareholder's holding period for this purpose.

Distributions will be taxable as described above, whether paid in shares or in cash. Each distribution will be accompanied by a brief explanation of the form and character of the distribution. Shareholders will be notified annually as to the federal income tax status of distributions, and shareholders receiving distributions in the form of newly-issued shares will receive a report as to the NAV of the shares received.

A distribution may be taxable to a shareholder even if the distribution reduces the NAV of the shares held below their cost (and is, in an economic sense, a return of the shareholder's capital). This is more likely when shares are purchased shortly before an annual distribution of capital gain or other earnings.

Other Tax Considerations

The Fund must obtain from each shareholder a certification of the shareholder's taxpayer identification number and certain other information. The Fund will not accept an investment to establish a new account that does not comply with this requirement. If a shareholder fails to certify such number and other information, or upon receipt of certain notices from the Internal Revenue Service, the Fund may be required to withhold a percentage of any reportable interest or dividends, or redemption proceeds, payable to the shareholder, and to remit such sum to the Internal Revenue Service for credit toward the shareholder's federal income taxes. A shareholder's failure to provide a correct social security number or other tax identification number may subject the shareholder to a penalty of $50 imposed by the Internal Revenue Service. In addition, that failure may subject the Fund to a separate penalty of $50. This penalty will be charged against the shareholder's account, which may then be closed. Any such closure of the account may result in a capital gain or loss to the shareholder.

If the Fund declares a dividend in October, November or December payable to the shareholders of record on a certain date in such a month and pays the dividend during January of the following year, the shareholders will be taxed as if they had received the dividend on December 31 of the year in which the dividend was declared. Thus, a shareholder may be taxed on the dividend in a taxable year prior to the year of actual receipt.

The Code allows the deduction by certain individuals, trusts, and estates of "miscellaneous itemized deductions" only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. For certain pass-through entities, limitations apply to expenses that, if paid by an individual, would be a miscellaneous itemized deduction. This limitation prevents individuals from indirectly receiving a benefit through the pass-through entity although they could not take the deduction directly. The limitation on indirect miscellaneous itemized deductions does not apply, however, with respect to the expenses incurred by any "publicly offered regulated investment company." The Fund believes that it is a publicly offered regulated investment company within the meaning of Section 67(c)(2) of the Code because its shares are continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended). Therefore, the limit on indirect miscellaneous itemized deductions should not apply to expenses incurred by the Fund.

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A redemption of Fund shares may result in taxable gain or loss to the redeeming shareholder, depending upon whether the redemption proceeds payable to the shareholder are more or less than the shareholder's adjusted basis for the redeemed shares.

At May 31, 2010, the Fund deferred, on a tax basis, post-October losses of $131,518.

Additional Information

The foregoing summary and the summary of the federal income tax consequences of an investment in the Fund included in the Prospectus under "Distributions and Taxes" are necessarily general and abbreviated. No attempt has been made to present a complete or detailed explanation of tax matters. The summary does not identify or address all statutory provisions that presently are scheduled to become inapplicable or "sunset" as of a future date, nor does it address any pending legislation that could affect the Fund in the future. Furthermore, the provisions of the statutes and regulations on which these summaries are based are subject to prospective or retroactive change by legislative or administrative action. State and local taxes are beyond the scope of this discussion. Prospective investors in the Fund should consult their own tax advisers regarding federal, state or local tax matters.


GENERAL INFORMATION


Financial Statements

The audited financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the 2010 Annual Report to Shareholders of the Fund dated May 31, 2010, are incorporated herein by reference.

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APPENDIX A

COMMERCIAL PAPER RATINGS

Prime 1 (P-1) and A-1 are the highest commercial paper ratings issued by Moody's Investor Services, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P"), respectively.

<u>Description of Moody's Commercial Paper Ratings</u>

Issuers within the Prime category may be given ratings 1, 2 or 3, depending on the relative strengths of certain factors. Among the factors considered by Moody's in assigning ratings are the following:

(1) Evaluation of the management of the issuer;
(2) Economic evaluation of the issuer's industry or industries and an appraisal of speculative type risks that may be inherent in certain areas;
(3) Evaluation of the issuer's products in relation to competition and customer acceptance;
(4) Liquidity;
(5) Amount and quality of long-term debt;
(6) Trend of earnings over a period of ten years;
(7) Financial strength of a parent company and the relationships which exist with the issuer; and
(8) Recognition by the management of obligations that may be present or may arise as a result of public interest questions and preparations to meet obligations.

<u>Description of S&P's Commercial Paper Ratings</u>

An issuer's commercial paper rated A by S&P has the following characteristics:

(1) Liquidity ratios are adequate to meet cash requirements;
(2) Long-term senior debt of the issuer should be rated A or better, although in some cases BBB credits may be allowed if other factors outweigh the BBB;
(3) The issuer has access to at least two additional channels of borrowing;
(4) Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances;
(5) Typically, the issuer's industry should be well established and the issuer should have a strong position in the industry, and the reliability and quality of management should be unquestioned. Commercial paper rated A is further referred to by the use of numbers 1, 2 and 3 to denote relative strength within this highest classification, with "1" being the highest rating.

JENSEN VALUE FUND
PART C

OTHER INFORMATION

Item 28. Exhibits.

(a) Declaration of Trust.

(1) (i) Amended and Restated Certificate of Trust, previously filed with Registrant's Post-Effective Amendment No. 84 to its Registration Statement on Form N-1A with the SEC on April 18, 2008, and is incorporated by reference.

(ii) Amended and Restated Declaration of Trust, previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.

(b) Amended and Restated By-Laws.

(1) Previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.

(c) Instruments Defining Rights of Security Holders are incorporated by reference to the Amended and Restated Declaration of Trust and Bylaws.

(d) Investment Advisory Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(e) Underwriting Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(f) Bonus or Profit Sharing Contracts – Not Applicable.

(g) Custody Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(h) Other Material Contracts.

(1) Fund Administration Servicing Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(2) Transfer Agent Servicing Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(3) Fund Accounting Servicing Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(4) Power of Attorney — Previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

(5) Operating Expenses Limitation Agreement was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(i) Legal Opinions.

(1) Opinion and Consent of Counsel was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.

(2) Consent of Counsel – Filed Herewith.

(j)		Other Opinions.
	(1)	Consent of Independent Registered Public Accounting Firm – Filed Herewith.
(k)		Omitted Financial Statements – Not Applicable.
(l)		Agreement Relating to Initial Capital.
	(1)	Previously filed with Registrant's Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003, and is incorporated by reference.
(m)	(1)	Distribution and Shareholder Servicing Plan for Class J shares was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.
	(2)	Shareholder Servicing Plan for Class I shares was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.
(n)		Rule 18f-3 Plan was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.
(o)		Reserved.
(p)		Code of Ethics.
	(1)	Code of Ethics for Registrant was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A with the SEC on November 9, 2009, and is incorporated by reference.
	(2)	Code of Ethics for Fund and Adviser was previously filed with Registrant's Post-Effective Amendment No. 183 to its Registration Statement on Form N-1A with the SEC on March 30, 2010, and is incorporated by reference.
	(3)	Code of Ethics for Principal Underwriter was previously filed with Registrant's Post-Effective Amendment No. 38 to its Registration Statement on Form N-1A with the SEC on December 14, 2006, and is incorporated by reference.

Item 29.   Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.   Indemnification

Reference is made to Article X of the Registrant's Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

Item 31.   **Business and Other Connections of Investment Adviser**

Jensen Investment Management, Inc. (the "Adviser") serves as the investment adviser for the Jensen Value Fund (the "Fund"). The principal business address of the Adviser is 5300 Meadows Road, Suite 250, Lake Oswego, OR 97035. With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser's Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"), and dated March 31, 2010. The Adviser's Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

Item 32.   **Principal Underwriter.**

(a)   Quasar Distributors, LLC, the Registrant's principal underwriter, acts as principal underwriter for the following investment companies:

Academy Funds Trust	Jensen Portfolio, Inc.
Advisors Series Trust	Keystone Mutual Funds
Allied Asset Advisors Funds	Kiewit Investment Fund, LLLP
Alpine Equity Trust	Kirr Marbach Partners Funds, Inc.
Alpine Income Trust	LKCM Funds
Alpine Series Trust	Masters' Select Funds Trust
Artio Global Funds	Matrix Advisors Value Fund, Inc.
Brandes Investment Trust	Monetta Fund, Inc.
Brandywine Blue Funds, Inc.	Monetta Trust
Bridges Investment Fund, Inc.	MP63 Fund, Inc.
Buffalo Funds	Nicholas Family of Funds, Inc.
Country Mutual Funds Trust	Permanent Portfolio Family of Funds, Inc.
DoubleLine Funds Trust	Perritt Funds, Inc.
Empiric Funds, Inc.	Perritt Microcap Opportunities Fund, Inc.
Evermore Funds Trust	PineBridge Mutual Funds
First American Funds, Inc.	PRIMECAP Odyssey Funds
First American Investment Funds, Inc.	Professionally Managed Portfolios
First American Strategy Funds, Inc.	Prospector Funds, Inc.
Fort Pitt Capital Funds	Purisima Funds
Glenmede Fund, Inc.	Quaker Investment Trust
Glenmede Portfolios	Rainier Investment Management Mutual Funds
Greenspring Fund, Inc.	RBC Funds Trust
Guinness Atkinson Funds	Thompson Plumb Funds, Inc.
Harding Loevner Funds, Inc.	TIFF Investment Program, Inc.
Hennessy Funds Trust	Trust for Professional Managers
Hennessy Funds, Inc.	USA Mutuals Funds
Hennessy Mutual Funds, Inc.	Wall Street Fund
Hennessy SPARX Funds Trust	Wexford Trust
Hotchkis and Wiley Funds	Wisconsin Capital Funds, Inc.
Intrepid Capital Management Funds Trust	WY Funds
Jacob Funds, Inc.	

(b)   To the best of Registrant's knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike[1]	President, Board Member	None
Andrew M. Strnad[2]	Secretary	None
Joe D. Redwine[1]	Board Member	None
Robert Kern[1]	Board Member	None
Eric W. Falkeis[1]	Board Member	None
Susan LaFond[1]	Treasurer	None
Teresa Cowan[1]	Assistant Secretary	None

[1] This individual is located at 615 East Michigan Street, Milwaukee, Wisconsin, 53202.
[2] This individual is located at 6602 East 75th Street, Indianapolis, Indiana, 46250.

(c)   Not Applicable.

Item 33.   Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are located at:
Registrant's Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant's Investment Adviser	Jensen Investment Management, Inc. 5300 Meadows Road, Suite 250 Lake Oswego, OR 97035
Registrant's Custodian	U.S. Bank, National Association 1555 North River Center Drive, Suite 302 Milwaukee, WI 53212
Registrant's Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

Item 34.   Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35.   Undertakings

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 29th day of September, 2010.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ John P. Buckel
John P. Buckel
Vice President, Treasurer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 29, 2010 by the following persons in the capacities indicated.

Signature	Title
Joseph C. Neuberger*	Chairperson, President and Trustee
Joseph C. Neuberger	
Dr. Michael D. Akers*	Independent Trustee
Dr. Michael D. Akers	
Gary A. Drska*	Independent Trustee
Gary A. Drska	
Jonas B. Siegel*	Independent Trustee
Jonas B. Siegel	

* By   /s/ John P. Buckel
John P. Buckel
* Attorney-in-Fact pursuant to
Power of Attorney previously filed
with Registrant's Post-Effective Amendment
No. 174 to its Registration Statement on
Form N-1A with the SEC on January 26, 2010,
and is incorporated by reference.

EXHIBIT INDEX

<u>Exhibit</u>	<u>Exhibit No.</u>
Consent of Counsel	EX-99.i.2
Consent of Independent Auditors	EX-99.j.1